UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc. (MTFG) is a holding company established in April 2001 to oversee the operations of its wholly-owned subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTBC), and their subsidiaries. Under its integrated business group system launched in April 2004, MTFG formulates strategic business decisions for the whole Group on an integrated basis; these are then implemented by Group members. Its other responsibilities center on setting the Group’s overall strategic direction, and on managing the Group’s risk globally. Shares of the holding company trade on the Tokyo, Osaka, New York (NYSE ticker: MTF), and London stock exchanges. Group member banks BTM and MTBC are leading commercial and trust banks, respectively. BTM offers an extensive scope of commercial and investment banking products and services. It also provides trust and asset management services in close cooperation with MTBC. The BTM Group’s global network, spanning over 40 countries, is unrivaled among its Japanese peers. MTBC provides a full array of trust and banking offerings to meet the financing and investment needs of retail and corporate clients in Japan and around the world. These include pension, asset management and administration, fiduciary, real estate, stock transfer agency, financing, and other services.

CONTENTS

Financial Highlights and Ratios	1
Message from Management	2
Financial Review	5
Market Risk	36
Condensed Consolidated Balance Sheets	37
Condensed Consolidated Statements of Income	38
Condensed Consolidated Statements of Changes in Equity from Nonowner Sources	39
Condensed Consolidated Statements of Shareholders’ Equity	40
Condensed Consolidated Statements of Cash Flows	41
Notes to Condensed Consolidated Financial Statements	42
Average Balance Sheets, Interest and Average Rates	65

All figures contained in this report are calculated according to U.S. GAAP, unless otherwise noted.

This document contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future performance. In addition, certain forward-looking statements represent targets that management will strive to achieve by implementing MTFG’s business strategies. Such targets are not projections, do not present management’s current estimates, and may not be achieved. All forward-looking statements involve risks and uncertainties. MTFG may not be successful in implementing its business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including adverse economic conditions in Japan, the United States, or other markets; declining real estate or stock prices; additional corporate bankruptcies or additional problems in business sectors to which MTFG companies lend; difficulties or delays in integrating MTFG’s businesses and achieving desired cost savings; difficulties in achieving the benefits of proposed business integration transactions; increased competitive pressures; changes in laws and regulations applicable to MTFG’s businesses; and adverse changes in Japanese Economic policies. Please see the annual report on Form 20-F for the fiscal year ended March 31, 2004 and Form F-4, filed by MTFG, for additional information regarding the risks in our businesses.

Financial Highlights and Ratios (Unaudited)

	Six months ended September 30,
	2003	2004
	Yen	Yen	US dollars (1)
	(in millions, except per share data and percentages)
Income statement data:
Net interest income	¥518,412	¥479,926	$4,355
Provision (credit) for credit losses	(129,602)	167,059	1,516
Non-interest income	713,278	427,361	3,878
Non-interest expense	581,980	538,417	4,886
Income taxes	255,379	69,446	630
Income from discontinued operations—net	5,276	—	—
Cumulative effect of a change in accounting principle, net of tax	—	(977)	(9)
Net income	529,209	131,388	1,192
Net income available to common shareholders	525,041	127,909	1,161

Amounts per share (in yen):
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥83,039.35	¥19,850.94	$180.14
Basic earnings per common share—net income available to common shareholders	83,882.26	19,700.46	178.77
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	79,757.80	19,743.30	179.16
Diluted earnings per common share—net income available to common shareholders	80,567.44	19,593.10	177.80
Cash dividends per share declared during the period—common shares	4,000.00	6,000.00	54.45
Cash dividends per share declared during the period—preferred shares (Class 1)	41,250.00	41,250.00	374.32
Cash dividends per share declared during the period—preferred shares (Class 2)	8,100.00	8,100.00	73.50

Balance sheet data:
Total assets	¥101,851,277	¥113,294,262	$1,028,079
Loans, net of allowance for credit losses	46,900,599	50,846,540	461,402
Total liabilities	98,625,301	109,467,921	993,357
Deposits	69,856,596	72,064,301	653,941
Shareholders’ equity	3,225,976	3,826,341	34,722

Average balances:
Interest-earning assets	¥90,039,278	¥96,860,081	$878,948
Interest-bearing liabilities	83,854,192	89,572,079	812,814
Total assets	100,528,294	108,610,640	985,577
Shareholders’ equity	2,665,179	3,872,352	35,139

Return on equity and assets:
Net income available to common shareholders as a percentage of total average assets (2)	1.04%	0.23%	0.23%
Net income available to common shareholders as a percentage of average shareholders’ equity (2)	39.29%	6.59%	6.59%
Average shareholders’ equity as a percentage of total average assets	2.65%	3.57%	3.57%
Net interest income as a percentage of total average interest-earning assets (2)	1.15%	0.99%	0.99%

Credit quality data:
Allowance for credit losses	¥1,069,044	¥938,208	$8,514
Allowance for credit losses as a percentage of loans	2.23%	1.81%	1.81%
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	¥2,234,265	¥1,791,739	$16,259
Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of loans	4.66%	3.46%	3.46%
Allowance for credit losses as a percentage of nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more	47.85%	52.36%	52.36%
Net loan charge-offs	¥157,375	¥121,181	$1,100
Net loan charge-offs as a percentage of average loans (2)	0.65%	0.48%	0.48%
Average interest rate spread (2)	1.11%	0.95%	0.95%
Risk-adjusted capital ratio calculated under Japanese GAAP	12.44%	10.92%	10.92%

(1)	For the convenience of readers, the US dollar amounts are presented as translations of Japanese yen amounts at the rate of ¥110.20=US$1.00, the noon buying rate on September 30, 2004 in New York City for cable transfers in Japanese yen as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Annualized.

Message from Management

Mitsubishi Tokyo Financial Group, Inc. is pleased to report on its financial results for the six-month period from April 1, 2004 to September 30, 2004.

The early part of the period under review saw a move toward economic recovery, particularly in the United States where the recovery was driven by large-scale tax cuts, and in China where domestic demand continued to expand. Japan’s exports and capital expenditures rose due to increased overseas demand, and private consumption also steadily increased due to an improvement in consumer confidence.

In the latter part of the period however, a certain degree of uncertainty prevailed in overseas economies as the positive effects of the tax cuts in the United States began to wane, and as a result of measures taken in China to restrain investments and the sharp rise in crude oil prices. The Japanese economy also began slowing down and domestic consumer prices continued to decline.

The Bank of Japan continued its easy monetary policy and kept short-term interest rates at near zero percent although the yield on ten-year Japanese government bonds soared temporarily, reflecting bullish views about economic recovery, before declining again. In the United States, the target for the federal funds rate was raised from 1% to 1.75% between June and September, while in the EU the European Central Bank’s policy rate remained at 2%.

In the foreign exchange market, although the yen initially depreciated against the U.S. dollar mainly due to the rise in the U.S. federal funds rate, the exchange rate subsequently stabilized and remained within a narrow range.

The number of corporate bankruptcy filings in Japan during the six months ended September 30, 2004 was around 7,000, representing an 18% decline compared with the corresponding period in the previous fiscal year.

Interim financial results

MTFG’s consolidated net income for the six months ended September 30, 2004 was ¥131.4 billion, a decrease of ¥397.8 billion, or 75.2% from the six months ended September 30, 2003, and basic earnings per common share for the period were ¥19,700.46, a decrease of ¥64,181.80 from the comparable period in fiscal 2003. These changes in our operating results were primarily attributable to an increase in provisions for credit losses and a decrease in non-interest income, partially offset by a decrease in non-interest expense.

A provision for credit losses of ¥167.1 billion was recorded for the six months ended September 30, 2004 compared with a reversal of the allowance for credit losses of ¥129.6 billion for the comparable period in fiscal 2003. This change was due mainly to a significant decrease in our specific allowance for nonperforming loans for the comparable period in fiscal 2003, which did not occur in the six months ended September 30, 2004, and to an increase in our specific allowance for nonperforming loans for the current interim period as a result of credit downgrades for several borrowers to which we have extended relatively large amounts of loans.

Net interest income for the six months ended September 30, 2004 was ¥479.9 billion, a decrease of ¥38.5 billion, or 7.4%, from ¥518.4 billion for the first half of fiscal 2003. This decrease was primarily due to a decline in the average interest rate spread.

Non-interest income decreased ¥285.9 billion or 40.1% to ¥427.4 billion. This decrease primarily resulted from net foreign exchange losses of ¥164.2 billion compared with ¥259.7 billion of foreign exchange gains recorded in the six months to September 30, 2003, and mainly reflected the depreciation of the yen.

Non-interest expense for the six months ended September 30, 2004 was ¥538.4 billion, a decrease of ¥43.6 billion, or 7.5%, from ¥582.0 billion for the six months ended September 30, 2003. This decrease was primarily due to a decrease in other non-interest expenses.

We are particularly pleased to report that net revenue (based on Japanese GAAP) of each of our three core business groups—Retail, Corporate, and Trust Assets—increased compared to the comparable period in fiscal 2003. In our Retail Banking Business Group net revenue grew by ¥22.1 billion or 11.4% to ¥216.4 billion. Net revenues of our Corporate Banking Business Group grew by ¥5.4 billion or 1.4% to ¥390.3 billion and in our Trust Assets Business Group net revenues increased by ¥2.2 billion or 9.4% to ¥25.5 billion.

MTFG’s risk adjusted capital ratio, calculated under accounting principles generally accepted in Japan, decreased to 10.92% at September 30, 2004 from 12.95% at March 31, 2004, and the Tier 1 capital ratio increased to 7.39% from a level of 7.14% at March 31, 2004.

Business strategy

Introduction of integrated business group system

Our basic strategy is to manage the Group with a thorough focus on customers, deliver high quality, comprehensive financial services that combine banking, trust and securities and so fully satisfy the true needs of our customers.

In order to vigorously promote this strategy, in April 2004 the Group’s retail, corporate and trust assets (asset management and administration) businesses were positioned as our three core businesses and an integrated business group system was introduced. Through promoting unified group management of banking, trust and securities businesses we aim to realize significant growth in the three core businesses, so raising their share of total profits and achieving a shift in our profit structure.

Integrated Business Group System

In MTFG’s integrated business group system the holding company formulates strategy for the consolidated Group, which is then executed by Group banks. This system is designed to achieve rapid and unified decision-making while providing seamless and comprehensive financial services to customers. At the same time it allows for reorganization of the Group’s business portfolio, a more dynamic reallocation of operational resources and unified risk management.

Integration with UFJ Group—creating a premier comprehensive global financial group

In order to enhance customer satisfaction through providing better products and services and realize further growth through expanding our customer base and strengthening profits, in August last year we reached a basic agreement with UFJ Group on integration. We believe the businesses and branch networks of the two groups are highly complementary, presenting the best and most appropriate combination. Following integration we aim to further reinforce our customer-focused approach, and with the strong support of customers, leverage our respective strengths to create a premier comprehensive global financial group that is competitive worldwide.

In September 2004, we announced the new group’s aspiration to become one of the top five global financial institutions by market capitalization by the end of fiscal 2008. We aim to achieve this aspiration through actualizing the high profit potential of the two groups, realizing synergy and rationalization benefits and accelerating our growth strategy as a new group.

The new group will be a thoroughly comprehensive financial group including a commercial bank, trust bank and securities company along with top-class credit card, consumer finance, leasing and investment trust companies, and foreign subsidiaries including Union Bank of California, N.A. We aim to integrate the two group’s holding companies, commercial banks, trust banks and securities companies on October 1, 2005.

The new group will employ the integrated business group system that has already been introduced at MTFG, and will pursue business with each customer segment as a unified group responding to diverse customer needs with flexible and comprehensive solutions. As a comprehensive financial group with one of the largest asset bases in the world and comprising diverse group companies, the new group will establish and develop sophisticated internal controls and risk management systems in accordance with the U.S. Sarbanes-Oxley Act of 2002, other SEC requirements, and the new BIS regulations in order to ensure appropriate operations and secure the trust and confidence of customers, shareholders and society at large.

As we have described, MTFG will gather all of its strengths to realize integration with UFJ Group. Through creating a premier comprehensive global financial group we aim to meet the expectations of our customers and shareholders and inspire their trust. We look forward to your continuing support in the future.

March 2005

Haruya Uehara	Nobuo Kuroyanagi
Chairman & Co-CEO	President & CEO

FINANCIAL REVIEW

Introduction

We are a holding company for Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust-banking and asset management services, and provide related services to individual and corporate customers. The financial services industry and the global financial markets are influenced by many unpredictable factors, including economic conditions, monetary policy, international political events, liquidity in global markets and regulatory developments. Our operations are significantly affected by external factors, such as the level and volatility of interest rates, currency exchange rates, stock and real estate markets and other economic and market conditions. In addition, we hold a significant number of shares in some of our customers for strategic purposes, in particular to maintain long-term relationships. These shareholdings expose us to risk of losses resulting from a decline in market prices of the shares. Accordingly, our results of operations may vary significantly from period to period because of unpredictable events, including unexpected failures of large corporate borrowers, defaults in emerging markets and market volatility.

Recent Developments

Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group

Signing of Basic Agreement. On August 12, 2004, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings, Inc., or UFJ Holdings, Bank of Tokyo-Mitsubishi, UFJ Bank Limited, or UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank Limited, or UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities Co., Ltd., or UFJ Tsubasa Securities, concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups. The management integration is subject to the approval of the shareholders and relevant authorities. The integration is targeted for completion by October 1, 2005, subject to shareholder approval.

Preferred Stock Investment into UFJ Bank. On September 17, 2004, Mitsubishi Tokyo Financial Group, Inc. purchased 3.5 billion class E preferred shares issued by UFJ Bank for ¥700 billion. This capital injection to UFJ Bank is part of our proposed management integration with the UFJ Group. The preferred shares issued by UFJ Bank are non-voting shares but convertible into voting preferred shares of UFJ Bank subject to restrictions set forth in the separate agreement described below. The investment is based on the assumption that the management integration of the two groups will proceed, and is intended to maximize the benefits of the management integration.

On September 10, 2004, Mitsubishi Tokyo Financial Group, Inc, UFJ Holdings and UFJ Bank also entered into a separate agreement setting forth, among other things, the following:

(1)	Restrictions on our right to convert the non-voting preferred shares into voting preferred shares. We may not convert the non-voting preferred shares into voting preferred shares unless:

•	any person other than us or UFJ Holdings becomes a shareholder of UFJ Bank;

•	any statutory merger, stock-for-stock exchange, stock transfer, corporate split or transfer of business between UFJ Holdings and any company other than us is approved by either UFJ Holdings’ board of directors or at its general meeting of shareholders;

•	UFJ Holdings’ board of directors approve any issuance by UFJ Holdings of new shares of any class, stock acquisition rights or bonds with stock acquisition rights;

•	(i) any person or company owns more than one-third of UFJ Holdings’ equity securities, or (ii) a tender offer for UFJ Holdings’ equity securities is commenced and it has been confirmed in a public notice that the offeror and related persons have become owners of more than 20% of UFJ Holdings’ equity securities as a result of the tender offer; or

•	the proposal for a statutory merger or other integration between us and UFJ Holdings is not approved at any meeting of the shareholders of any class of UFJ Holdings’ shares (except if such proposal is also not approved at UFJ Holdings’ general meeting of shareholders).

(2)	Restrictions on our ability to transfer the preferred shares. Neither we nor UFJ Holdings may, without the other’s consent, transfer, pledge or otherwise dispose of any shares it holds of UFJ Bank to or in favor of any third party.

(3)	Our put option and UFJ Holdings’ call option relating to the preferred shares. We will have the right to sell all of the preferred shares of UFJ Bank we hold:

•	at a price equal to 130% of our acquisition price for the preferred shares if UFJ Holdings breaches certain of the representations and warranties, or any of its covenants or other obligations, under the September 10, 2004 basic agreement;

•	at a price equal to our acquisition price for the preferred shares if any person or company owns more than one-third of UFJ Holdings’ equity securities, or a tender offer commences and it has been confirmed in a public notice that the offeror and related persons have become owners of more than one-third of UFJ Holdings’ equity securities as a result of the tender offer;

•	at a price equal to our acquisition price for the preferred shares if the proposal for the integration between us and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings’ shares (except if such proposal is also not approved at UFJ Holdings’ general meeting of shareholders); and

•	at a price equal to 130% of our acquisition price for the preferred shares if the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between us and UFJ Holdings is not approved at UFJ Holdings’ general meeting of shareholders to be held with respect to the fiscal year ending March 31, 2005, and either (i) the proposal is not approved at UFJ Holdings’ general meeting of shareholders to be held on or after October 1, 2005, or (ii) a proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than us is approved by UFJ Holdings’ shareholders on or after October 1, 2005. In this circumstance, UFJ Holdings will have the right to purchase, or to cause a company designated by UFJ Holdings to purchase, all of the preferred shares of UFJ Bank held by us at a price equal to 130% of our acquisition price for the preferred shares.

Signing of Integration Agreement. On February 18, 2005, Mitsubishi Tokyo Financial Group, Inc., UFJ Holdings, Bank of Tokyo-Mitsubishi, UFJ Bank, Mitsubishi Trust Bank, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities entered into an integration agreement, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms. The merger ratios with respect to the common stock set forth in the integration agreement are as follows:

•	Holding companies: 0.62 shares of Mitsubishi Tokyo Financial Group, Inc. common stock for each share of UFJ Holdings common stock;

•	Banks: 0.62 shares of Bank of Tokyo-Mitsubishi common stock for each share of UFJ Bank common stock;

•	Trust banks: 0.62 shares of Mitsubishi Trust Bank common stock for each share of UFJ Trust Bank common stock; and

•	Securities companies: 0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock.

Announcement of Integration Strategy. On February 18, 2005, we and UFJ Holdings also announced some details about implementing the combined entity’s integration strategy. In particular, we and UFJ Holdings announced the following cost saving measures:

•	A group-wide reduction and reassignment of roughly 10,000 employees by streamlining back office operations mainly in the head office, including a reduction of staff by approximately 6,000 and a reassignment of approximately 4,000 to strategic business areas and marketing sections by the end of the fiscal year ending March 31, 2009.

•	Integration of systems relating to treasury activities and overseas activities by the closing of the merger, and integration of the domestic settlement and information systems by the end of the fiscal year ending March 31, 2008.

•	Consolidation of approximately 170 retail branches and 100 corporate branches in Japan, and approximately 30 overseas branches by the end of the fiscal year ending March 31, 2009.

•	Integration of head office functions and overlapping subsidiaries.

In implementing the integration strategy, we anticipate that integration-related costs will exceed cost synergies for the first one to two years following the merger until the cost saving effects begin to materialize. In addition, we expect that the combined entity’s revenues will decrease for the first one to two years after the merger as the combined entity adjusts loan exposures to certain borrowers.

Introduction of Our Integrated Business Groups

Effective April 1, 2004, we implemented a new integrated business group system that combines the operations of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the following three areas—Retail, Corporate, and Trust Assets. Although this new measure did not change the legal entities of Mitsubishi Tokyo Financial Group, Inc., Bank of Tokyo-Mitsubishi, and Mitsubishi Trust Bank, it is intended to create more synergies by making collaboration of our subsidiary banks more effective and efficient.

As a result of implementing the new integrated business group system, we have presented the business segment information for the six months ended September 30, 2004 in accordance with a new basis of segmentation. Business segment information for the six months ended September 30, 2003 have been reclassified to conform to the presentation for the six months ended September 30, 2004. See “Business Segment Analysis.”

Redemption of Class 1 Preferred Shares

On October 1, 2004, we redeemed 40,700 shares of the 81,400 issued shares of our class 1 preferred shares on a pro-rata basis at ¥3 million per share, pursuant to the terms and conditions for class 1 preferred shares set forth in our articles of incorporation.

Further, on February 18, 2005, we announced our intention to redeem all of the remaining outstanding shares of the class 1 preferred shares, comprising 40,700 shares, at ¥3 million per share on April 1, 2005, according to the provision of our articles of incorporation.

Issuance of Class 3 Preferred Shares

On February 17, 2005, we issued 100,000 shares of class 3 preferred shares at ¥2.5 million per share, the aggregate amount of the issue price being ¥250 billion. The preferred shares were issued by means of a third party allocation to Meiji Yasuda Life Insurance Company, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nippon Life Insurance Company. The preferred shares do not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60,000 per share annually, except that the preferred dividends on the class 3 preferred shares for the fiscal year ending March 31, 2005 will be ¥7,069 per share.

The reason for the issuance was to increase our equity capital. The proceeds from the issuance have been applied to our capital injection to Bank of Tokyo-Mitsubishi on February 21, 2005, in which we were allocated preferred shares of Bank of Tokyo-Mitsubishi by means of a third party allocation.

Decision to Make Mitsubishi Securities a Directly-Held Subsidiary

On February 18, 2005, we announced that we would make Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. As a result of the transaction, which is scheduled to be completed on July 1, 2005 subject to the approval of the relevant regulators, we would directly hold Mitsubishi Securities common stock representing 56.9% of the voting rights.

Strategic Business and Capital Alliance between Mitsubishi Tokyo Financial Group and ACOM

In March 2004, we and ACOM, CO., Ltd, or ACOM, a consumer finance company in Japan, reached an agreement with respect to a strategic business alliance in retail financial services and a capital alliance. The main elements of the business alliance are undertaken by ACOM and Bank of Tokyo-Mitsubishi. As part of the capital alliance, in April 2004, we acquired an additional 12.9% of the common shares of ACOM, resulting in an aggregate ownership interest of 15.1% in ACOM. Prior to the acquisition, we held 2.2% of the common shares of ACOM and accounted for the investment as available–for-sale securities. As a result of our additional investment and a change in our relationship with ACOM, including an increase in our representation on ACOM’s board of directors, we had the ability to exercise significant influence over the operations of ACOM and applied the equity method to the investment for the six months ended September 30, 2004. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary in accordance with Accounting Principles Board Opinion, or APB, Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Accordingly, the accompanying condensed consolidated financial statements in prior fiscal periods have been retroactively adjusted to reflect the adoption of the equity method. See note 2 to our condensed consolidated financial statements for more information.

Basic Agreement Regarding the Combination of Operations and Reorganization to Strengthen the Consumer Finance Business

On October 29, 2004, we, Bank of Tokyo-Mitsubishi, and our subsidiaries DC Card Co., Ltd., or DC Card, and Tokyo-Mitsubishi Cash One Ltd., or Cash One, reached a basic agreement with ACOM to integrate and reorganize the business operations of our consumer finance business. Cash One will integrate its business operations with DC Card’s processing centers, call centers and guarantee divisions during the first half of the fiscal year ending March 31, 2006. On January 31, 2005, ACOM acquired shares in DC Card and Cash One. After the acquisition of the shares, ACOM owns approximately 55% and we own approximately 45% of Cash One, which has changed its name to DC Cash One Ltd.

Change of Shareholdings in Diamond Computer Service

On December 22, 2004, Diamond Computer Service, Co., Ltd., or DCS, a former equity method investee, became our wholly-owned subsidiary through a share exchange. 26,205 shares of our common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of common stock of Mitsubishi Tokyo Financial Group, Inc. for each share of DCS’s common stock. The reason for the share exchange was to reorganize and optimize the organizational structure of our solution businesses and to clarify DCS’s central role as head of our IT solutions business. Following the completion of the exchange offer, in accordance with a business alliance between DCS and Mitsubishi Research Institute, Inc., or MRI, a research and consulting company headquartered in Tokyo, Japan, we sold 25% of our shares of DCS to MRI. The alliance with MRI aims to strengthen the solution creation and consulting capabilities of DCS.

Planned Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

On December 24, 2004, we, UFJ Holdings, Mitsubishi Asset Management Co., Ltd., or Mitsubishi Asset Management and UFJ Partners Asset Management Co., Ltd, or UFJ Partners Asset Management, entered into a Memorandum of Understanding concerning the merger of Mitsubishi Asset Management and UFJ Partners Asset Management. Mitsubishi Asset Management was created on October 1, 2004 by the merger of Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd, and we own 92.8% of Mitsubishi Asset Management. The merger of Mitsubishi Asset Management and UFJ Partners Asset Management is scheduled to be completed between October 1, 2005 and April 1, 2006.

Business Revitalization Plan of Mitsubishi Motors

On January 28, 2005, Mitsubishi Motors Corporation, or Mitsubishi Motors, announced a new business revitalization plan through the fiscal year ending March 31, 2008. The new revitalization plan includes measures for stabilizing Mitsubishi Motors’ operations and improving its financial position over the medium- and long-term. In connection with the revitalization plan, and at the request of Mitsubishi Motors, Bank of Tokyo-Mitsubishi, Mitsubishi Heavy Industries, Ltd. and Mitsubishi Corporation decided to participate in a capital enhancement of ¥274 billion by purchasing newly issued common and preferred shares of Mitsubishi Motors during the fiscal year ending March 31, 2005. As a result, Bank of Tokyo-Mitsubishi plans to subscribe to common and preferred shares of Mitsubishi Motors for an aggregate amount of ¥154 billion, of which ¥54 billion will consist of a debt-for-equity swap during the fiscal year ending March 31, 2005. In addition, on February 24, 2005, Mitsubishi Motors announced that Mitsubishi Trust Bank will purchase, in a debt-for-equity swap, newly issued preferred shares of Mitsubishi Motors for an aggregate amount of ¥10.2 billion on March 22, 2005.

Suspension of Consolidated Corporate-Tax System

In February 2005, our application to suspend the consolidated corporate-tax system, which has been adopted since the fiscal year ended March 31, 2003, was approved by the Japanese tax authorities. We intend to file, for the fiscal year ending March 31, 2005, our tax returns under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries. Due to the suspension of the consolidated corporate-tax system, deferred income taxes will be calculated separately based on temporary differences and future taxable income at each company as of March 31, 2005 for the fiscal year ending March 31, 2005. We currently do not believe that the change in our tax status will have a material impact on our financial position and results of operations.

Planned Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

As discussed under “Recently Issued Accounting Pronouncements” below, the planned transfer of the substitutional portion of employee pension fund is still in process and we cannot reasonably estimate the final impact of the transfer until its completion.

Business Environment

With respect to the financial and economic environment for the six months ended September 30, 2004, overseas economies moved toward recovery in the early part of the current period, particularly in the United States where the recovery was driven by large-scale tax cuts, and in China where domestic demand continued to expand. In the latter part of the current period, however, a certain degree of uncertainty prevailed in overseas economies as the positive effects of the tax cuts in the United States began to wane, as China began to restrain investments and as crude oil prices rose sharply.

In the Japanese economy, exports and capital expenditures rose due to increased overseas demand in the early part of the current period. Private consumption also steadily increased due to an improvement in consumer confidence. Nevertheless, the Japanese economy began slowing down in the latter part of the current period and consumer prices continued to decline.

Regarding the interest rate environment, in the EU, the European Central Bank’s policy rate remained at 2%. In the United States, the target for the federal funds rate was raised by 0.25% in each of June, August, September, November and December 2004, and by another 0.25% in February 2005 from 1.0% to 2.5%. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the yield on ten-year Japanese government bonds which was approximately 1.5% in April 2004, rose temporarily to approximately 1.9% in June and July, before declining to approximately 1.4% in September 2004. As of mid-February 2005, the yield was around 1.4%.

The Japanese stock markets weakened slightly during the current period. The Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥11,715.39 at March 31, 2004 to ¥10,823.57 at September 30, 2004. As of mid-February 2005, the Nikkei Stock Average was around ¥11,500.

In the foreign exchange markets, although the yen initially depreciated against the US dollar mainly due to the rise in the US federal funds rate, the exchange rate subsequently stabilized and remained within a narrow range. The noon buying rates of the Federal Reserve Bank of New York for yen were ¥104.18 per $1.00 at March 31, 2004 and ¥110.20 per $1.00 at September 30, 2004. Between October 2004 and January 2005, the yen generally appreciated against the US dollar. The noon buying rate of the Federal Reserve Bank of New York was ¥103.55 per $1.00 at January 31, 2005.

The number of corporate bankruptcy filings in Japan during the six months ended September 30, 2004 was approximately, 7,000 representing an 18% decline compared with the corresponding period in the previous fiscal year.

Critical Accounting Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include impairment of investment securities, allowance for credit losses, valuation of deferred tax assets, accounting for goodwill, accrued severance indemnities and pension liabilities, and valuation of financial instruments with no available market prices. For a further discussion of our critical accounting estimates, see our Form F-4.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation, or FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities, or VIEs. The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. We have applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” or FIN No. 46R. FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission, or the SEC, stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants, or the AICPA, dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, we adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million, and to increase our assets and liabilities by ¥1,470,217 million and ¥1,472,093 million, respectively. See note 12 to our condensed consolidated financial statements for further discussion of VIEs in which we hold variable interests.

Derivative Instruments and Hedging Activities—In April 2003, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

Certain Financial Instruments with Characteristics of Both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is our fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on our financial position and results of operations.

Disclosure about Pension and Other Postretirement Benefit—In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106,” or SFAS No. 132R, which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ended after December 15, 2003, and for interim periods beginning after December 15, 2003. See note 7 to our condensed consolidated financial statements for the required disclosures.

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF 03-1. EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements are applied to financial statements for the fiscal years ended after December 15, 2003. See note 4 to our consolidated financial statements in our Form F-4 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The FASB will be issuing implementation guidance related to this topic. Once issued, we will evaluate the impact of adopting EITF 03-1.

Recently Issued Accounting Pronouncements

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” or EITF 03-2, which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, Bank of Tokyo-Mitsubishi submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, Bank of Tokyo-Mitsubishi made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and Bank of Tokyo-Mitsubishi will be released from paying the substitutional portion of the benefits to its employees but the timing of the completion of the transfer is not known yet. The impact on our condensed consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer which is expected to occur.

Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” or SOP 03-3, which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. We have not completed the study of what effect SOP 03-3 will have on our financial position and results of operations.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the interim or annual reporting periods beginning after June 15, 2005. We have not completed the study of what effect SFAS No. 123R will have on our financial position and results of operations. See note 14 to our condensed consolidated financial statements for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We have not completed the study of what effect SFAS No. 153 will have on our financial position and results of operations.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2003 and 2004. As discussed in “Recent Developments—Strategic Business and Capital Alliance between Mitsubishi Tokyo Financial Group and ACOM” above, our results of operations for the six months ended September 30, 2003 have been adjusted. See note 2 to our condensed consolidated financial statements for more information.

	Six months ended September 30,
	2003	2004
	(in billions)
Interest income	¥744.9	¥695.5
Interest expense	226.5	215.6

Net interest income	518.4	479.9
Provision (credit) for credit losses	(129.6)	167.1
Non-interest income	713.3	427.4
Non-interest expense	582.0	538.4

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	779.3	201.8
Income taxes	255.4	69.4

Income from continuing operations before cumulative effect of a change in accounting principle	523.9	132.4
Income from discontinued operations—net	5.3	—
Cumulative effect of a change in accounting principle, net of tax	—	(1.0)

Net income	¥529.2	¥131.4

Net income for the six months ended September 30, 2004 was ¥131.4 billion, a decrease of ¥397.8 billion, or 75.2%, from ¥529.2 billion for the six months ended September 30, 2003. Our basic earnings per common share (net income available to common shareholders) for the six months ended September 30, 2004 was ¥19,700.46, a decrease of ¥64,181.80, from ¥83,882.26 for the six months ended September 30, 2003. Income from continuing operations before income taxes and cumulative effect of a change in accounting principle for the six months ended September 30, 2004 was ¥201.8 billion, a decrease of ¥577.5 billion, or 74.1%, from ¥779.3 billion for the six months ended September 30, 2003. These changes in our operating results were primarily attributable to the following:

•	A provision for credit losses of ¥167.1 billion was recorded for the six months ended September 30, 2004, compared with the reversal of allowance for credit losses of ¥129.6 billion for the six months ended September 30, 2003. This change in the provision (credit) for credit losses was due mainly to a significant decrease in our specific allowance for nonperforming loans in the six months ended September 30, 2003, which did not occur in the six months ended September 30, 2004, and to an increase in our specific allowance for nonperforming loans in the six months ended September 30, 2004 as a result of credit downgrades for several borrowers to which we extended relatively large amounts of loans.

•

Non-interest income decreased ¥285.9 billion, or 40.1%, from ¥713.3 billion for the six months ended September 30, 2003 to ¥427.4 billion for the six months ended September 30, 2004. This decrease was primarily because net foreign exchange losses of

¥164.2 billion were recorded for the six months ended September 30, 2004, compared with net foreign exchange gains of ¥259.7 billion for the six months ended September 30, 2003. This change in foreign exchange transactions mainly reflected the depreciation of the Japanese yen against foreign currencies during the six months ended September 30, 2004, compared to the six months ended September 30, 2003, when the yen appreciated against foreign currencies. This decrease was partially offset by an increase of ¥50.7 billion in other non-interest income and an increase of ¥47.8 billion in net investment securities gains and an increase of ¥45.0 billion in fees and commissions.

•	Net interest income decreased ¥38.5 billion, or 7.4%, from ¥518.4 billion for the six months ended September 30, 2003 to ¥479.9 billion for the six months ended September 30, 2004. This decrease was primarily due to a decline in the average interest rate spread. In addition, a decrease in average foreign investment securities, which earn relatively higher yields, was a factor in the decrease in our net interest income.

These unfavorable changes were partially offset by a decrease of ¥43.6 billion in non-interest expenses from ¥582.0 billion for the six months ended September 30, 2003 to ¥538.4 billion for the six months ended September 30, 2004 mainly due to the decrease in other non-interest expenses, principally reflecting a decrease in provision for off-balance-sheet credit instruments caused by a decrease in off-balance-sheet credit exposure.

Our results of operation may be affected by external and unpredictable events, including the unexpected failure of borrowers, defaults in emerging markets and financial and stock market volatility. Accordingly, the interim results are not necessarily indicative of the results for the full fiscal year. For a discussion of risk factors relating to our operations, see our Form F-4.

Net Interest Income

The following is a summary of our interest rate spread for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003		2004
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥65,832.0	1.14%	¥74,211.8	1.01%
Foreign	24,207.3	3.04	22,648.3	2.81

Total	¥90,039.3	1.65%	¥96,860.1	1.43%

Financed by:
Interest-bearing liabilities:
Domestic	¥68,558.0	0.31%	¥75,097.7	0.32%
Foreign	15,296.2	1.56	14,474.4	1.32

Total	83,854.2	0.54	89,572.1	0.48
Non-interest-bearing funds	6,185.1	—	7,288.0	—

Total	¥90,039.3	0.50%	¥96,860.1	0.44%

Spread on:
Interest-bearing funds		1.11%		0.95%
Total funds		1.15%		0.99%

Net interest income for the six months ended September 30, 2004 was ¥479.9 billion, a decrease of ¥38.5 billion, or 7.4%, from ¥518.4 billion for the six months ended September 30, 2003.

This decrease was due primarily to a decline in the average interest rate spread. In addition, the decrease in average foreign investment securities, which earn relatively higher yields, was a factor in the decrease in net interest income.

The average interest rate spread decreased 16 basis points from 1.11% for the six months ended September 30, 2003 to 0.95% for the six months ended September 30, 2004. The average rate of both foreign interest-earning assets and foreign interest-bearing liabilities declined during the six months ended September 30, 2004. Since the average balance of foreign interest-earning assets for the six months ended September 30, 2004 was about 1.6 times larger than the average balance of foreign interest-bearing liabilities for the same period, the decline in the average rate had a negative effect on our net interest income.

Net interest income as a percentage of average total funds decreased 16 basis points from 1.15% for the six months ended September 30, 2003 to 0.99% for the six months ended September 30, 2004.

Average interest-earning assets for the six months ended September 30, 2004 were ¥96,860.1 billion, an increase of ¥6,820.8 billion, or 7.6%, from ¥90,039.3 billion for the six months ended September 30, 2003. The increase was primarily attributable to an increase of ¥5,552.6 billion in domestic investment securities, which reflected an increase in our holdings of Japanese government bonds, and an increase of ¥2,630.5 billion in domestic loans. The increase in domestic loans was primarily due to an increase in loans to industries such as manufacturing, wholesale and retail, and banks and other financial institutions, reflecting the consolidation of certain VIEs in accordance with FIN No. 46R. These increases were partially offset by a decrease of ¥356.3 billion in trading account assets and a decrease of ¥232.1 billion in interest-earning deposits in other banks.

Average interest-bearing liabilities for the six months ended September 30, 2004 were ¥89,572.1 billion, an increase of ¥5,717.9 billion, or 6.8%, from ¥83,854.2 billion for the six months ended September 30, 2003. The increase in average interest-bearing liabilities primarily reflected an increase of ¥5,322.2 billion in other short-term borrowings, and trading account liabilities, reflecting an increase of funding from The Bank of Japan in connection with its daily money market operations, and an increase in commercial paper issued by VIEs consolidated in accordance with FIN No. 46R. In addition, an increase of ¥1,112.4 billion in deposits contributed to the increase in average interest-bearing liabilities. These increases were partially offset by a decrease of ¥461.8 billion in debentures, as previously outstanding debentures matured and because we have stopped issuing new debentures since April 2002.

Provision (Credit) for Credit Losses

Provision (credit) for credit losses are charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. See “Financial Condition—Allowance for Credit Losses, Nonperforming and Past Due Loans” in our Form F-4 for a detailed description of the approach and methodology used to establish the allowance for credit losses.

Provision for credit losses of ¥167.1 billion was recorded for the six months ended September 30, 2004, compared with a reversal of allowance for credit losses of ¥129.6 billion for the six months ended September 30, 2003. This change in the provision (credit) for credit losses is due mainly to a significant decrease in our specific allowance for nonperforming loans in the six months ended September 30, 2003, which did not occur in the six months ended September 30, 2004, and to an increase in our specific allowance for nonperforming loans in the six months ended September 30, 2004 as a result of credit downgrades for several borrowers to which we extended relatively large amounts of loans. For a further discussion of the allowance for credit losses, see “Financial Condition-Allowance for Credit Losses, Nonperforming and Past Due Loans.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003	2004
	(in billions)
Fees and commissions:
Trust fees	¥42.8	¥54.3
Fees on funds transfer and service charges for collections	27.9	34.1
Fees and commissions on credit card business	29.2	30.3
Fees and commissions in international business	28.0	21.6
Service charges on deposits	17.9	18.6
Fees and commissions on securities business	47.4	67.8
Other fees and commissions	74.3	85.8

Total fees and commissions	267.5	312.5
Foreign exchange gains (losses)—net	259.7	(164.2)
Trading account profits—net	17.8	12.3
Investment securities gains—net	148.9	196.7
Other non-interest income	19.4	70.1

Total non-interest income	¥713.3	¥427.4

Non-interest income for the six months ended September 30, 2004 was ¥427.4 billion, a decrease of ¥285.9 billion, or 40.1%, from ¥713.3 billion for the six months ended September 30, 2003. This decrease was primarily attributable to a change of ¥423.9 billion in net foreign exchange gains (losses), from a gain of ¥259.7 billion for the six months ended September 30, 2003 to a loss of ¥164.2 billion for the six months ended September 30, 2004. This change was partially offset by an increase of ¥50.7 billion in other non-interest income, an increase of ¥47.8 billion in net investment securities gains and an increase of ¥45.0 billion in fees and commissions.

Fees and commissions for the six months ended September 30, 2004 increased ¥45.0 billion, or 16.8%, from ¥267.5 billion for the six months ended September 30, 2003. This increase primarily reflected an increase of ¥20.4 billion in fees and commissions on securities business, of which ¥12 billion was due to an increase in fees earned by Mitsubishi Securities. This increase was mainly due to an increase in commissions in brokerage, underwriting and distribution. These increases were in line with increased trading volume in the Japanese stock market and an increase in equity offerings in Japan during the same period. Other commissions at Mitsubishi Securities increased due to an increase in fees related to investment trusts and an increase in arrangement fees on securitization transactions. Other contributing factors to the increase in fees and commissions were an increase of ¥11.5 billion in trust fees, and an increase of ¥11.5 billion in other fees and commissions, which include expanding fee businesses such as agency fees earned upon the sales of annuities to individual customers at our branches that act as sales agents for insurance companies.

Net foreign exchange losses of ¥164.2 billion were recorded for the six months ended September 30, 2004, compared with net foreign exchange gains of ¥259.7 billion for the six months ended September 30, 2003. This change was mainly due to an increase in transaction losses on translation of monetary liabilities denominated in foreign currencies due to the depreciation of the Japanese yen against foreign currencies during the six months ended September 30, 2004, while the yen appreciated against foreign currencies during the six months ended September 30, 2003.

All transaction gains or losses on translation of monetary liabilities denominated in foreign currencies are included in current earnings. However, the transaction gains or losses on translation of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings but are reflected in other changes in equity from nonowner sources. The foreign exchange gains (losses) fluctuate from period to period depending upon the spot rates at the end of the interim period.

Net trading account profits for the six months ended September 30, 2004 were ¥12.3 billion, a decrease of ¥5.5 billion, or 30.7%, from ¥17.8 billion for the six months ended September 30, 2003. Net trading account profits for the six months ended September 30, 2003 and 2004 consisted of the following:

	Six months ended September 30,
	2003	2004
	(in billions)
Net profits (losses) on derivative instruments, primarily interest rate futures, swaps and options	¥(37.0)	¥9.6
Net profits on trading securities	54.8	2.7

Trading account profits—net	¥17.8	¥12.3

Profits (losses) on derivative instruments were largely affected by the impact of the decline in Japanese long-term interest rates on interest rate swaps principally held for risk management purpose. Although such contracts were entered into for risk management purposes, a majority of them did not meet the conditions to qualify for hedge accounting under U.S. GAAP and we accounted for such derivatives as trading positions. See our Form F-4 for a description of similar contracts.

For the six months ended September 30, 2004, we generally maintained net receive-fix and pay-variable positions in our interest rate swap portfolios for the purpose of managing interest rate risks on domestic deposits. Our interest rate swap positions resulted in an increase of ¥46.6 billion in net profits on derivative instruments in the declining long-term interest rate environment toward the end of the interim period, although the long-term interest rate soared temporarily during the period.

However, a decrease of ¥52.1 billion in net profits on trading securities, which primarily reflected the decrease in trading profits in bonds and equities at Mitsubishi Securities, more than offset an increase of ¥46.6 billion in net profits on derivative instruments, resulting in a decrease in net trading account profits compared to the previous interim period.

Net investment securities gains for the six months ended September 30, 2004 were ¥196.7 billion, an increase of ¥47.8 billion, or 32.1%, from ¥148.9 billion for the six months ended September 30, 2003. Major components of net investment securities gains for the six months ended September 30, 2003 and 2004 are summarized below:

	Six months ended September 30,
	2003	2004
	(in billions)
Net gains on sales of marketable equity securities	¥136.2	¥174.7
Impairment losses on marketable equity securities	(6.3)	(14.1)
Other—net, principally gains on sales of debt securities	19.0	36.1

Investment securities gains—net	¥148.9	¥196.7

The increase in net investment securities gains during the six months ended September 30, 2004 was due primarily to an increase of ¥38.5 billion in net gains on sales of marketable equity securities. This increase primarily reflected the fact that, compared to the previous six months ended September 30, 2003, we sold equity shareholdings which were held at a cost significantly lower than the prevailing market price, resulting in an increase in our gains on sales of our equity shareholdings.

Other non-interest income for the six months ended September 30, 2004 was ¥70.1 billion, an increase of ¥50.7 billion, or 261.8%, from ¥19.4 billion for the six months ended September 30, 2003. The increase for the six months ended September 30, 2004 reflected, among other items, a ¥10.1 billion gain on the sale of a merchant card portfolio at UnionBanCal Corporation, a ¥7.6 billion increase in equity in earnings of affiliated companies mainly due to our investment in ACOM, and an ¥8.0 billion net gains on sale of premises and equipment. During the six months ended September 30, 2003, we recorded a ¥2.7 billion net loss on sales of premises and equipment, which was included in other non-interest expenses.

Non-Interest Expense

The following table is a summary of our non-interest expense for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003	2004
	(in billions)
Salaries and employee benefits	¥252.6	¥238.9
Occupancy expenses—net	59.5	60.4
Fees and commission expenses	43.8	42.1
Amortization of intangible assets	29.8	33.7
Insurance premiums, including deposit insurance	22.6	26.3
Minority interest in income of consolidated subsidiaries	14.2	15.8
Communications	13.1	14.2
Other non-interest expenses	146.4	107.0

Total non-interest expense	¥582.0	¥538.4

Non-interest expense for the six months ended September 30, 2004 was ¥538.4 billion, a decrease of ¥43.6 billion, or 7.5%, from ¥582.0 billion for the six months ended September 30, 2003. This decrease was primarily due to a ¥39.4 billion decrease in other non-interest expenses, principally reflecting a decrease in the provision for off-balance-sheet credit instruments caused by the decrease in off-balance-sheet exposure. In addition, a decrease of ¥13.7 billion in salaries and employee benefits contributed to the decrease in non-interest expense. The decrease in salaries and employee benefits was primarily due to a decrease in the net periodic pension cost. The reduction in the pension cost was the result of lower amortization charges, reflecting a decrease in the unrecognized net actuarial loss at the beginning of both periods. The decrease in the unrecognized net actuarial loss was mainly caused by an increase in the discount rate and in the actual return on plan assets.

Income Taxes

The following table presents a summary of income taxes for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003	2004
	(in billions, except percentages)
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	¥779.3	¥201.8
Income taxes	¥255.4	¥69.4
Effective income tax rate	32.8%	34.4%
Combined normal effective statutory tax rate	39.9%	40.6%

The combined normal effective statutory tax rate was 39.9% and 40.6% for the six months ended September 30, 2003 and 2004, respectively. New local tax laws enacted in March 2003 for fiscal years beginning after March 31, 2004 resulted in an increase of 0.7 percentage points in the combined normal effective statutory tax rate. For the six months ended September 30, 2004, the effective income tax rate was 34.4%, which was 6.2 percentage points lower than the statutory tax rate of 40.6%. The lower tax rate was due primarily to a decrease in the valuation allowance against deferred tax assets. The valuation allowance decreased ¥10.4 billion, from ¥133.8 billion at March 31, 2004 to ¥123.4 billion at September 30, 2004, as a result of achieving taxable income in the current interim period in excess of the projected current interim period taxable income at March 31, 2004, and improved expectations as to the ability to realize future tax benefits based on improved expectations as to taxable income in future periods.

The lower effective income tax rate for the six months ended September 30, 2003 was due primarily to a decrease of ¥92.4 billion in the valuation allowance against deferred tax assets. The valuation allowance decreased as a result of achieving taxable income in the current interim period in excess of the projected current interim period taxable income at March 31, 2003 and improved expectations as to the ability to realize future tax benefits based on improved expectations as to taxable income in future periods.

Business Segment Analysis

We measure the performance of each of our business segments in terms of “operating profit” in accordance with the regulatory reporting requirements of the Financial Services Agency of Japan. Operating profit and other segment information are based on Japanese GAAP and are not consistent with our financial statements prepared on the basis of US GAAP. For example, operating profit under Japanese GAAP does not reflect items such as a portion of the provision (credit) for credit losses foreign exchange gains (losses) and equity investment securities gains (losses).

Effective April 1, 2004, we implemented a new integrated business group system, which integrates the operations of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank in the following three areas—Retail, Corporate, and Trust Assets. Although this new measurement basis did not change the legal entities of Mitsubishi Tokyo Financial Group, Inc., Bank of Tokyo-Mitsubishi, and

Mitsubishi Trust Bank, it is intended to create more synergies by making collaboration between our subsidiary banks more effective and efficient. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within the group, thereby increasing efficiency and realizing the benefits of our group resources and scale of operations. Moreover, through a greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

In order to reflect our new integrated business group system, we have changed the classification of our business segments. Regarding operations that are not covered by the integrated business group system, we have classified our business segments into Treasury, UNBC and Other.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking, securities and wealth management businesses. This business group integrates the retail business of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MTFG Plaza, a new, one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of Mitsubishi Trust Bank and the international strengths of Bank of Tokyo-Mitsubishi. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Treasury—Treasury consists of the treasury unit at Bank of Tokyo-Mitsubishi, which conducts asset liability management and liquidity management for Bank of Tokyo-Mitsubishi, and the global markets business group at Mitsubishi Trust Bank. Treasury provides various financial operations such as money markets and foreign exchange operations and securities investments.

UNBC—UNBC consists of Bank of Tokyo-Mitsubishi’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. As of December 31, 2004, Bank of Tokyo-Mitsubishi owned 61.8% of UnionBanCal Corporation, a publicly traded company listed on the New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Other—Other mainly consists of the corporate center of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

The presentation for the six months ended September 30, 2003 has been reclassified to conform to the new basis of segmentation for the six months ended September 30, 2004.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group			Integrated Trust Assets Business Group	Treasury	UNBC	Other	Total
		Domestic	Overseas	Total
	(in billions)
Six months ended September 30, 2003
Net Revenue	¥194.3	¥306.3	¥78.6	¥384.9	¥23.3	¥200.1	¥139.8	¥5.2	¥947.6
Operating expenses	155.4	131.5	58.3	189.8	23.5	20.7	83.1	47.4	519.9

Operating profit (loss)	¥38.9	¥174.8	¥20.3	¥195.1	¥(0.2)	¥179.4	¥56.7	¥(42.2)	¥427.7

Six months ended September 30, 2004
Net Revenue	¥216.4	¥316.0	¥74.3	¥390.3	¥25.5	¥149.3	¥145.7	¥5.0	¥932.2
Operating expenses	155.2	130.9	56.7	187.6	23.0	20.4	81.3	50.0	517.5

Operating profit (loss)	¥61.2	¥185.1	¥17.6	¥202.7	¥2.5	¥128.9	¥64.4	¥(45.0)	¥414.7

Total net revenue decreased ¥15.4 billion, or 1.6%, from ¥947.6 billion for the six months ended September 30, 2003 to ¥932.2 billion for the six months ended September 30, 2004. This decrease was due mainly to a decrease of ¥50.8 billion in Treasury. The decrease was partially offset by an increase of ¥22.1 billion in the Integrated Retail Banking Business Group.

Total operating expenses decreased ¥2.4 billion, or 0.5%, from ¥519.9 billion for the six months ended September 30, 2003 to ¥517.5 billion for the six months ended September 30, 2004. This decrease was mainly due to a decrease of ¥2.2 billion in the Integrated Corporate Banking Business Group.

Total operating profit decreased ¥13.0 billion, or 3.0%, from ¥427.7 billion for the six months ended September 30, 2003 to ¥414.7 billion for the six months ended September 30, 2004. This decrease was due mainly to a decrease of ¥50.5 billion in the Treasury. The decrease was partially offset by an increase of ¥22.3 billion in the Integrated Retail Banking Business Group.

Net revenue of the Integrated Retail Banking Business Group increased ¥22.1 billion, or 11.4%, from ¥194.3 billion for the six months ended September 30, 2003 to ¥216.4 billion for the six months ended September 30, 2004. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees from subsidiaries belonging to the Integrated Retail Banking Business Group. The increase in net revenue was mainly due to an increase in net fees, reflecting an increase in fees on sales of annuity, investment trusts and equity.

Operating expenses of the Integrated Retail Banking Business Group were ¥155.2 billion for the six months ended September 30, 2004, which was mostly unchanged from the previous interim period.

Operating profit of the Integrated Retail Banking Business Group increased ¥22.3 billion, or 57.3%, from ¥38.9 billion for the six months ended September 30, 2003 to ¥61.2 billion for the six months ended September 30, 2004. This increase was mainly due to an increase in net revenue, as explained above.

Net revenue of the Integrated Corporate Banking Business Group increased ¥5.4 billion, or 1.4%, from ¥384.9 billion for the six months ended September 30, 2003 to ¥390.3 billion for the six months ended September 30, 2004. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking operations, investment banking and trust banking businesses to corporate clients, as well as fees from subsidiaries belonging to the Integrated Corporate Banking Business Group. The increase in net revenue was due mainly to improved net revenue in domestic businesses.

With regard to the domestic businesses, net revenue of ¥316.0 billion, an increase of ¥9.7 billion, was recorded for the six months ended September 30, 2004. This increase was mainly due to an increase in fees in the investment banking business of ¥15.1 billion, reflecting an increase in fees from sales of derivative products and an increase in fees from arrangement of syndicated loans. Fees from foreign exchange transactions and trust asset businesses also increased by ¥2.5 billion and ¥2.1 billion, respectively. These increases were partially offset by a decrease in net interest income of ¥5.4 billion, reflecting the weak loan demand in the large- and medium-sized corporate sector and the decrease in profits from our subsidiaries of ¥8.7 billion, mainly reflecting the decrease in trading profits at our securities subsidiary.

With regard to the overseas businesses, net revenue of ¥74.3 billion, a decrease of ¥4.3 billion, was recorded for the six months ended September 30, 2004. This decrease was mainly due to a decrease in revenue of ¥5.8 billion from corporate banking business with non-Japanese corporate clients, reflecting weak loan demand and also due to a decrease in fees relating to M&A transactions. This decrease was partially offset by an increase in fees in the investment banking business of ¥1.5 billion, reflecting the increase in fees from sales of derivative products and leasing transactions.

Operating expenses of the Integrated Corporate Banking Business Group decreased ¥2.2 billion, or 1.2%, from ¥189.8 billion for the six months ended September 30, 2003 to ¥187.6 billion for the six months ended September 30, 2004. This decrease was due to a decrease of ¥0.6 billion in domestic businesses reflecting the decrease in personnel and other costs, and a decrease of ¥1.6 billion in overseas businesses mainly reflecting the increased efficiency in our operations in Europe.

Operating profit of the Integrated Corporate Banking Business Group increased ¥7.6 billion, or 3.9%, from ¥195.1 billion for the six months ended September 30, 2003 to ¥202.7 billion for the six months ended September 30, 2004. This increase was due mainly to the increase fees from in net revenue and the decrease in operating expenses as stated above.

Net revenue of the Integrated Trust Asset Business Group increased ¥2.2 billion, or 9.4%, from ¥23.3 billion for the six months ended September 30, 2003 to ¥25.5 billion for the six months ended September 30, 2004. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and security trusts. The increase in net revenue was due mainly to a ¥0.6 billion increase in revenue from our assets management services and a ¥1.6 billion increase in administration services. The increase in asset management services primarily reflected increased revenue from sales of newly-introduced investment trust products in our asset management subsidiaries. The increase in administration services primarily reflected an increase in investment trust fee income.

Operating expenses of the Integrated Trust Asset Business Group decreased ¥0.5 billion, or 2.1%, from ¥23.5 billion for the six months ended September 30, 2003 to ¥23.0 billion for the six months ended September 30, 2004. This decrease was mainly due to a decrease of ¥0.9 billion in expenses in asset management services at the trust bank.

Operating profit of the Integrated Trust Asset Business Group was ¥2.5 billion for the six months ended September 30, 2004, an increase of ¥2.7 billion, compared with net operating loss of ¥0.2 billion for the six months ended September 30, 2003. This increase reflected a ¥1.1 billion increase in operating profit of assets management services and a ¥1.6 billion increase in operating profit of asset administration services.

Net revenue of Treasury decreased ¥50.8 billion, or 25.4%, from ¥200.1 billion for the six months ended September 30, 2003 to ¥149.3 billion for the six months ended September 30, 2004. This decrease was mainly due to a decrease in other income, which primarily reflected a loss in hedging operations on foreign currency interest rate operations. This decrease was partially offset by an increase in fees on jointly operated designated money in trusts.

Net revenue of UNBC increased ¥5.9 billion, or 4.2%, from ¥139.8 billion for the six months ended September 30, 2003 to ¥145.7 billion for the six months ended September 30, 2004. This increase was due to an increase in net interest income, which was favorably influenced by higher earning asset volumes and strong deposit growth. Gains on sales of the merchant card portfolio as well as gains on the sale of real property also contributed to the increase in net revenue.

Financial Condition

The following discussion of our financial condition as of September 30, 2004 primarily focuses on changes and developments since March 31, 2004.

Total Assets

Our total assets at September 30, 2004 were ¥113.29 trillion, an increase of ¥9.59 trillion, or 9.3%, from ¥103.70 trillion at March 31, 2004. This increase was mainly due to an increase of ¥5.41 trillion in investment securities, which reflected an increase in our holdings of Japanese government bonds, and an increase of ¥3.21 trillion in loans. The increase in loans was primarily due to an increase of ¥2.48 trillion in loans through VIEs that we consolidated in accordance with the FIN No. 46R. These increases were partially offset by a decrease in call loans, funds sold, and receivables under resale agreements, and receivables under securities borrowing transactions.

Loan Portfolio

The following table shows our loans outstanding, before deduction of allowance for credit losses, by domicile and type of industry of borrower at March 31, 2004 and September 30, 2004. Classification of loans by industry is based on the industry segment loan classification as defined by The Bank of Japan for regulatory reporting purposes and is not necessarily based on use of proceeds.

	March 31, 2004	September 30, 2004
	(in billions)
Domestic:
Manufacturing	¥6,000.1	¥6,756.7
Construction	1,010.4	990.4
Real estate	4,585.3	4,758.9
Services	4,344.8	4,228.3
Wholesale and retail	4,999.0	5,287.6
Banks and other financial institutions	3,834.2	4,290.6
Communication and information services	874.6	826.8
Other industries	6,169.4	6,576.6
Consumer (1)	7,951.2	8,240.1

Total domestic	39,769.0	41,956.0

	March 31, 2004	September 30, 2004
	(in billions)
Foreign:
Governments and official institutions	183.1	125.4
Banks and other financial institutions	1,043.9	966.7
Commercial and industrial	7,239.9	8,137.5
Other	318.6	626.0

Total foreign	8,785.5	9,855.6

Less unearned income and deferred loan fees—net	28.6	26.9

Total (2)	¥48,525.9	¥51,784.7

(1)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business, as presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2004	¥28.2	¥19.3	¥738.4	¥230.7	¥52.3	¥1.2	¥4.1	¥10.6	¥1,084.8
September 30, 2004	¥23.3	¥17.5	¥712.6	¥212.1	¥45.7	¥1.1	¥9.5	¥3.8	¥1,025.6

(2)	Includes loans held for sale of ¥12.9 billion and ¥1.9 billion at March 31, 2004 and September 30, 2004, respectively, which are carried at the lower of cost or estimated fair value.

At September 30, 2004, our total loans were ¥51.78 trillion, an increase of ¥3.25 trillion, or 6.7%, from ¥48.53 trillion at March 31, 2004. The loan balance at September 30, 2004 consisted of ¥41.96 trillion of domestic loans and ¥9.86 trillion of foreign loans. The loan balance at March 31, 2004 consisted of ¥39.77 trillion of domestic loans and ¥8.79 trillion of foreign loans.

Domestic loans increased ¥2.19 trillion to ¥41.96 trillion at September 30, 2004 from ¥39.77 trillion at March 31, 2004. This increase was primarily due to increases in loans to industries such as manufacturing, wholesale and retail, and banks and other financial institutions, reflecting the consolidation of certain VIEs. In accordance with the consolidation requirements of FIN No. 46R, we consolidated several multi-seller finance entities, primarily commercial paper conduits, where we are deemed to be the primary beneficiary. See note 12 to our condensed consolidated financial statements for further discussion of these VIEs.

Besides the effect of VIEs, domestic loans also increased due to increases in consumer loans and loans to other industries. Consumer loans increased due to promotion of residential mortgage loans. Loans to other industries increased as we increased loans to the public sector which have lower credit risk, as a part of our effective use of funds.

Foreign loans increased ¥1.07 trillion to ¥9.86 trillion at September 30, 2004 from ¥8.79 trillion at March 31, 2004 mainly due to the effect of VIEs. Besides the effect of VIEs, foreign loans also increased due to an increase in loans made by UnionBanCal Corporation.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the change in the allowance for credit losses for the year ended March 31, 2004 and the six months ended September 30, 2003 and 2004:

	Year ended March 31, 2004	Six months ended September 30,
		2003	2004
	(in billions)
Balance at beginning of period	¥1,360.1	¥1,360.1	¥888.1

Provision (credit) for credit losses	(114.1)	(129.6)	167.1

Charge-offs:
Domestic	294.2	127.1	112.8
Foreign	83.9	49.0	25.7

Total	378.1	176.1	138.5
Less—Recoveries	41.0	18.7	17.3

Net charge-offs	337.1	157.4	121.2
Other, principally foreign currency translation adjustments	(20.8)	(4.1)	4.2

Balance at end of period	¥888.1	¥1,069.0	¥938.2

Provision for credit losses of ¥167.1 billion was recorded for the six months ended September 30, 2004, compared with reversal of allowance for credit losses of ¥129.6 billion for the six months ended September 30, 2003, including gain on sales of nonperforming loans of ¥8.8 billion and ¥5.2 billion for the six months ended September 30, 2004 and 2003, respectively. This change in the provision (credit) for credit losses was due mainly to a significant decrease in our allocated allowance for specifically identified problem loans in the six months ended September 30, 2003, which did not occur in the six months ended September 30, 2004, and to an increase in our allocated allowance for specifically identified problem loans in the six months ended September 30, 2004 as a result of credit of downgrades for several borrowers to which we extended relatively large amounts of loans.

The following table summarizes the allowance for credit losses by component at March 31, 2004 and September 30, 2004:

	March 31, 2004	September 30, 2004
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥563.6	¥702.4
Large groups of smaller-balance homogeneous loans	38.8	38.0
Loans exposed to specific country risk	6.1	5.3
Formula—substandard, special mention and other loans	261.1	182.9
Unallocated allowance	18.5	9.6

Total allowance	¥888.1	¥938.2

See our Form F-4 for a description of each type of allowance and our accounting policy.

At September 30, 2004, the total allowance for credit losses was ¥938.2 billion, or 1.8% of our total loan portfolio and 52.4% of total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more. The increase in allowance for credit losses of ¥50.1 billion, or 5.6%, was primarily attributable to an increase of ¥138.8 billion in specific allowance for specifically identified problem loans, from ¥563.6 billion at March 31, 2004 to ¥702.4 billion at September 30, 2004, due to credit downgrades of several borrowers to which we extended relatively large amount of loans. However, formula allowance for substandard, special mention and other loans decreased ¥78.2 billion, from ¥261.1 billion at March 31, 2004 to ¥182.9 billion at September 30, 2004. This decrease was due to a reduction of some performing loans, for which credit risk and percentage of allowance were comparatively high.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2004 and September 30, 2004:

	March 31, 2004	September 30, 2004
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥175.7	¥153.1
Construction	59.0	47.3
Real estate	154.8	253.0
Services	73.0	157.2
Wholesale and retail	108.5	294.6
Banks and other financial institutions	21.4	4.6
Communication and information services	5.1	5.1
Other industries	39.8	25.4
Consumer*	141.8	137.2

Total domestic	779.1	1,077.5
Foreign	304.0	288.8

Total nonaccrual loans	1,083.1	1,366.3

Restructured loans:
Domestic:
Manufacturing	88.7	58.8
Construction	41.2	25.6
Real estate	131.0	114.2
Services	87.5	64.9
Wholesale and retail	149.3	59.8
Banks and other financial institutions	1.6	0.6
Communication and information services	4.7	4.0
Other industries	12.4	9.9
Consumer*	61.0	54.4

Total domestic	577.4	392.2
Foreign	55.0	21.7

Total restructured loans	632.4	413.9

Accruing loans contractually past due 90 days or more:
Domestic	14.7	9.9
Foreign	0.9	1.6

Total accruing loans contractually past due 90 days or more	15.6	11.5

Total	¥1,731.1	¥1,791.7

Total loans	¥48,525.9	¥51,784.7

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	3.57%	3.46%

*

Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, our credit administration system was upgraded and we became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business, as presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
	(in billions)
March 31, 2004:
Nonaccrual loans	¥1.6	¥0.9	¥52.3	¥14.2	¥5.8	—	¥0.2	—	¥75.0
Restructured loans	1.0	0.3	21.0	4.1	1.5	—	—	—	27.9
September 30, 2004:
Nonaccrual loans	¥1.5	¥0.8	¥54.4	¥14.4	¥4.1	—	¥0.3	¥0.4	¥75.9
Restructured loans	1.2	0.3	20.7	3.1	2.0	—	—	0.2	27.5

The total amount of nonaccrual loans, restructured loans, and accruing loans that are contractually past due 90 days or more increased ¥60.6 billion from ¥1,731.1 billion at March 31, 2004 to ¥1,791.7 billion at September 30, 2004. The total amount of nonaccrual loans, restructured loans, and accruing loans that are contractually past due 90 days or more as a percentage of total loans decreased from 3.57% at March 31, 2004 to 3.46% at September 30, 2004.

Nonaccrual loans increased ¥283.2 billion from ¥1,083.1 billion at March 31, 2004 to ¥1,366.3 billion at September 30, 2004. By industry classification, nonaccrual loans increased by ¥186.1 billion in the Wholesale and retail, ¥98.2 billion in the Real estate, and ¥84.2 billion in the Service, but in all other industry classifications, nonaccrual loans decreased, as presented in the table above. These increases in the three industries were due to credit downgrades of several borrowers to which we extended relatively large amount of loans.

Restructured loans decreased ¥218.5 billion from ¥632.4 billion at March 31, 2004 to ¥413.9 billion at September 30, 2004. Restructured loans decreased in all industry classifications due to our effort to reduce nonperforming loans mentioned below.

Based on the Japanese government’s “Program for Financial Revival” to reduce nonperforming loans and our own initiative to improve the quality of our loan portfolio, we have made an effort to reduce nonperforming loans through the disposition of nonperforming loans and our continued efforts to revive financially distressed companies, which in turn lead to upgrading of credit risks and collection of loans. In particular, a designated team has been providing various advisory supports services to financially distressed borrowers in order to improve their financial conditions. This team has been assisting companies in enhancing their corporate values, which resulted in the upgrading of their credit risks. In addition, improving conditions in several facets of the Japanese economy and our continued stringent self-assessment of our portfolio have enabled us to significantly reduce new nonperforming loans.

The following table summarizes the balance of impaired loans and the related impairment allowance at March 31, 2004 and September 30, 2004, excluding large groups of smaller-balance homogeneous loans:

	March 31, 2004		September 30, 2004
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥1,405.8	¥563.6	¥1,535.3	¥702.4
Not requiring an impairment allowance	183.1	—	155.8	—

Total	¥1,588.9	¥563.6	¥1,691.1	¥702.4

Percentage of the allocated impairment allowance to total impaired loans	35.5%		41.5%

In addition to impaired loans presented in the above table, we had impaired loans held for sale of ¥12.6 billion and ¥1.4 billion at March 31, 2004 and September 30, 2004, respectively.

Impaired loans increased ¥102.2 billion, or 6.4%, from ¥1,588.9 billion at March 31, 2004 to ¥1,691.1 billion at September 30, 2004. The percentage of the allocated allowance to total impaired loans at September 30, 2004 was 41.5%, an increase of 6.0 basis points, from 35.5% at March 31, 2004.

The increase in the percentage of allocated impairment allowance to total impaired loans was due to the increase in nonaccrual loans, for which a comparatively higher amount of the allocated allowance was provided.

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. We use a country risk grading system that assigns risk ratings to individual countries. To determine the risk rating, we consider the instability of the relevant foreign currency and difficulties regarding debt servicing. The allowance is determined based on the assessment of individual country risks, taking into consideration various factors such as the political and macroeconomic situation, debt repayment capability and the secondary market price, if available, of debt obligations of the concerned countries. It is generally based on a function of default probability and expected recovery ratios, taking external credit ratings into account. The allocated allowance for country risk exposure decreased ¥0.8 billion from ¥6.1 billion at March 31, 2004 to ¥5.3 billion at September 30, 2004.

The following is a summary of cross-border outstandings to counterparties in major Asian and Latin American countries at March 31, 2004 and September 30, 2004:

	March 31, 2004	September 30, 2004
	(in billions)
Hong Kong	¥333.4	¥357.0
Singapore	226.5	263.9
People’s Republic of China	213.6	256.8
South Korea	226.1	246.8
Thailand	164.1	231.7
Malaysia	106.3	116.7
Philippines	53.5	43.6
Indonesia	28.4	34.2
Brazil	82.5	68.2
Mexico	46.3	63.6
Argentina	18.2	9.1

We do not expect the Tsunami disaster caused by the earthquake occurred off the coast of Sumatra Island in December 2004 to have a material impact on our loan portfolio.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available-for-sale securities. We also hold Japanese government bonds, which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, our current goal is to reduce the aggregate value of our equity securities to approximately 50% of our Tier I capital by March 31, 2007 because we believe from a risk management perspective that reducing the price fluctuation risk in our equity portfolio is imperative. We have not yet determined how the management integration with UFJ Group will impact our plans in this area. As of September 30, 2004, we had reduced the aggregate value of marketable equity securities under Japanese GAAP to 63% of our Tier I capital, which satisfies the requirements of the legislation forbidding banks from holding equity securities in excess of their Tier I capital after September 30, 2006.

Investment securities increased ¥5.41 trillion, or 18.6%, from ¥29.08 trillion at March 31, 2004 to ¥34.49 trillion at September 30, 2004, due primarily to an increase in available-for-sale securities of ¥4.00 trillion.

The following table shows information as to the value of our investment securities available for sale and being held to maturity at March 31, 2004 and September 30, 2004.

	March 31, 2004			September 30, 2004
	Amortized cost	Estimated fair value	Net unrealized gains	Amortized cost	Estimated fair value	Net unrealized gains
	(in billions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥23,413.4	¥23,547.1	¥133.7	¥27,873.8	¥28,045.4	¥171.6
Marketable equity securities	2,410.4	4,083.2	1,672.8	2,222.8	3,588.3	1,365.5

Total securities available for sale	¥25,823.8	¥27,630.3	¥1,806.5	¥30,096.6	¥31,633.7	¥1,537.1

Debt securities being held to maturity, principally Japanese government bonds	¥1,250.8	¥1,257.9	¥7.1	¥1,876.7	¥1,890.8	¥14.1

Available-for-sale securities increased ¥4.00 trillion from ¥27.63 trillion at March 31, 2004 to ¥31.63 trillion at September 30, 2004, primarily due to an increase in debt securities. The increase of ¥4.50 trillion in debt securities available for sale primarily reflected an increase in our holdings of Japanese government bonds due to higher profit opportunities in the government bond market during the period. The increase in debt securities available for sale was partially offset by a decrease of ¥0.49 trillion in marketable equity securities, which was primarily attributable to our disposal of marketable equity securities and the general weakening of Japanese stock prices during the six months ended September 30, 2004.

Net unrealized gains on available-for-sale securities were ¥1.81 trillion at March 31, 2004 and ¥1.54 trillion at September 30, 2004, respectively. These net unrealized gains related principally to marketable equity securities and the decrease of ¥0.27 trillion in net unrealized gains reflected the reduction of our marketable equity securities during the period and the general weakening of Japanese stock prices at September 30, 2004, as compared to March 31, 2004.

The amortized cost of securities being held to maturity increased ¥0.63 trillion from ¥1.25 trillion at March 31, 2004 to ¥1.88 trillion at September 30, 2004. This increase was due primarily to an increase in our investment in Japanese government bonds.

As stated in “Recent Developments—Management Integration of Mitsubishi Tokyo Financial Group and the UFJ Group,” we purchased ¥700 billion in preferred shares issued by UFJ Bank in

September 2004. These preferred shares were carried on our balance sheet as of September 30, 2004 at cost.

Cash and Due from Banks

Cash and due from banks increased ¥0.48 trillion, or 15.4%, from ¥3.11 trillion at March 31, 2004 to ¥3.59 trillion at September 30, 2004. Net cash used in operating activities was ¥1.05 trillion and net cash used in investment activities was ¥4.76 trillion, while net cash provided by financing activities was ¥6.21 trillion. Net cash provided by financing activities primarily resulted from a net increase in other short-term borrowings of ¥2.57 trillion and a net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions of ¥2.24 trillion.

Interest-Earning Deposits in Other Banks

Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. Interest-earning deposits in other banks at September 30, 2004 were ¥4.12 trillion, an increase of ¥0.61 trillion, from ¥3.51 trillion at March 31, 2004. This increase primarily reflected the shift to investment in interest-earning deposits in other banks due to the relatively higher yield compared to call loans and funds sold, which decreased by ¥0.33 trillion during the same period.

Receivables under Securities Borrowing Transactions / Receivables under Resale Agreements

Receivables under securities borrowing transactions decreased ¥0.79 trillion, or 16.7%, from ¥4.75 trillion at March 31, 2004 to ¥3.96 trillion at September 30, 2004. This decrease primarily reflected the shift in investment from the securities repurchase market to investment in Japanese government bonds due to higher profit opportunities in the government bond market during the period. Receivables under resale agreements also decreased by ¥0.54 trillion for similar reasons.

Trading Account Assets

Trading account assets, which consist of trading securities and derivative assets, decreased ¥0.47 trillion, or 5.6%, from ¥8.38 trillion at March 31, 2004 to ¥7.91 trillion at September 30, 2004. The decrease was partially due to a decrease of ¥1.28 trillion in trading commercial paper, reflecting consolidation of certain VIEs in accordance with FIN No. 46R. Our derivative assets, including interest rate swaps and currency swaps also decreased compared to March 31, 2004 as we reduced our trading positions in derivative assets. The increase in trading securities at Mitsubishi Securities partially offset the decreases mentioned above.

Deferred Tax Assets

Deferred tax assets increased ¥0.04 trillion, or 4.4%, from ¥1.01 trillion at March 31, 2004 to ¥1.05 trillion at September 30, 2004. This increase was due primarily to an increase in existing deductible temporary differences reflected an increase in allowance for credit losses and a decrease in existing taxable temporary differences resulted from a decrease in unrealized gains on investment securities available for sale. The increase was partially offset by a decrease in net operating loss carryforwards.

Accounts Receivable

Accounts receivable increased ¥1.56 trillion, or 297.1%, from ¥0.52 trillion at March 31, 2004 to ¥2.08 trillion at September 30, 2004. This increase was due primarily to an increase in Japanese government bond transactions at the end of the interim period, where delivery/payment was due after September 30, 2004.

Total Liabilities

Total liabilities at September 30, 2004 were ¥109.47 trillion, an increase of ¥9.62 trillion, or 9.6%, from ¥99.85 trillion at March 31, 2004. This increase was primarily due to an increase of ¥5.83 trillion in short-term borrowings, an increase of ¥2.04 trillion in deposits and an increase of ¥1.70 trillion in accounts payable.

Deposits

Deposits are our primary source of funds. At September 30, 2004, total deposits were ¥72.06 trillion, an increase of ¥2.04 trillion, or 2.9%, from ¥70.02 trillion at March 31, 2004. This increase reflected a ¥1.4 trillion increase in domestic interest-bearing deposits, including ordinary deposits and certificates of deposits.

Short-Term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. Short-term borrowings increased ¥6.27 trillion, or 38.1%, from ¥16.44 trillion at March 31, 2004 to ¥22.71 trillion at September 30, 2004. Short-term borrowings include call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.

Payable under securities lending transactions increased ¥1.46 trillion, or 100.1%, from ¥1.46 trillion at March 31, 2004 to ¥2.92 trillion at September 30, 2004. This increase primarily reflected the lower cost of funding in the securities repurchase market.

Other short-term borrowings increased by ¥3.92 trillion primarily due to increased funding from The Bank of Japan in connection with its daily money market operations and to an increase in commercial paper issued by VIEs we consolidated in accordance with FIN No.46R.

Accounts Payable

Accounts payable increased ¥1.70 trillion, or 147.9%, from ¥1.14 trillion at March 31, 2004 to ¥2.84 trillion at September 30, 2004, due primarily to the increase in Japanese government bond transactions at the end of the interim period, where delivery/payment was due after September 30, 2004.

Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate and individual depositors.

At September 30, 2004, our total deposits were ¥72.06 trillion, an increase of ¥2.04 trillion from ¥70.02 trillion at March 31, 2004. These deposit products provide us with a sizable source of stable and low-cost funds. We continuously monitor the relevant interest rate characteristics of these funds and utilize asset and liability management techniques to manage the possible impact on our net interest margin of the rollovers. Our average deposits, combined with average shareholders’ equity, funded 68.2% of our average total assets of ¥108.61 trillion during the six months ended September 30, 2004. Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as bonds with mainly three to five years’ maturity. Liquidity may also be provided by sale of financial assets, including securities available for sale, trading securities and loans. Additional liquidity may be provided by the maturity of the loans outstanding.

Shareholders’ Equity

The following table presents a summary of our shareholders’ equity at March 31, 2004 and September 30, 2004:.

	March 31, 2004	September 30, 2004
	(in billions, except percentages)
Preferred stock	¥137.1	¥122.1
Common stock	1,069.7	1,084.7
Capital surplus	1,057.9	1,057.6
Retained earnings	1,198.0	1,287.1
Accumulated other changes in equity from nonowner sources, net of taxes	384.7	277.3
Less treasury stock, at cost	(2.4)	(2.5)

Total shareholders’ equity	¥3,845.0	¥3,826.3

Ratio of total shareholders’ equity to total assets	3.71%	3.38%

Total shareholders’ equity decreased ¥18.7 billion, or 0.5%, from ¥3,845.0 billion at March 31, 2004 to ¥3,826.3 billion at September 30, 2004. This decrease was primarily due to a decrease of ¥107.3 billion in accumulated other changes in equity from nonowner sources reflecting a decrease in net unrealized gains on investment securities available for sale.

Our preferred stock decreased ¥15.0 billion from ¥137.1 billion at March 31, 2004 to ¥122.1 billion at September 30, 2004 due to the conversion of some class 2 preferred shares into common stock. Accordingly, our common stock increased ¥15.0 billion from ¥1,069.7 billion at March 31, 2004 to ¥1,084.7 billion at September 30, 2004. On October 1, 2004, we redeemed 40,700 shares of the 81,400 issued shares of our class 1 preferred stock.

Due to our holding a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains before tax effect in respect of marketable equity securities at March 31, 2004 and September 30, 2004.

	March 31, 2004	September 30, 2004
	(in billions, except percentages)
Accumulated net unrealized gains	¥1,672.8	¥1,365.5
Accumulated net unrealized gains to total assets	1.61%	1.21%

The decrease in accumulated net unrealized gains on marketable equity securities at September 30, 2004 reflected the reduction of our marketable equity securities during the period and the general weakening of the Japanese stock market at September 30, 2004, compared to March 31, 2004.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. See our Form F-4 for a detailed discussion of the applicable capital requirements.

Mitsubishi Tokyo Financial Group Ratios

The table below presents our consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2004 and September 30, 2004 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency of Japan):

	March 31, 2004	September 30, 2004	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥3,859.4	¥4,025.9
Tier II capital includable as qualifying capital	3,157.9	2,818.1
Tier III capital includable as qualifying capital	30.0	0.0
Deductions from total qualifying capital	54.5	894.3
Total risk-based capital	6,992.8	5,949.7
Risk-weighted assets	53,996.8	54,457.1
Capital ratios:
Tier I capital	7.14%	7.39%	4.00%
Total risk-based capital	12.95	10.92	8.00

Our Tier I capital ratio increased by 0.25 percentage points from 7.14% at March 31, 2004 to 7.39% at September 30, 2004, due to our net income for the interim period. However, our total risk-based capital ratio decreased by 2.03 percentage points to 10.92% mainly due to our investments in ACOM and UFJ Bank, which decreased our total risk-based capital as those investments were deducted from our qualifying capital under Japanese regulations, and also due to the increase in our loans and investment securities, which in turn increased our risk-weighted assets.

Capital Ratios of Our Subsidiaries in Japan

The table below presents the risk-based capital ratios of Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank at March 31, 2004 and September 30, 2004 (underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency of Japan):

	March 31, 2004	September 30, 2004	Minimum capital ratios required
Consolidated capital ratios:
Bank of Tokyo-Mitsubishi:
Tier I capital	6.52%	6.69%	4.00%
Total risk-based capital	11.97	10.56	8.00
Mitsubishi Trust Bank:
Tier I capital	7.76	8.29	4.00
Total risk-based capital	15.03	11.71	8.00
Stand-alone capital ratios:
Bank of Tokyo-Mitsubishi:
Tier I capital	6.35	6.51	4.00
Total risk-based capital	12.18	10.65	8.00
Mitsubishi Trust Bank:
Tier I capital	7.78	8.24	4.00
Total risk-based capital	15.16	11.71	8.00

As of September 30, 2004, the consolidated Tier I capital ratios of both Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank increased compared to the ratios as of March 31, 2004, due to the net income of each bank for the interim period. However, the consolidated total risk-based capital ratio decreased for both Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank mainly due to the loans that both banks made to Mitsubishi Tokyo Financial Group, Inc., which decreased their total risk-based capital as those loans were deducted from their qualifying capital under Japanese regulations. Bank of Tokyo-Mitsubishi and Mitsubishi Trust Bank made loans of ¥400.0 billion and ¥300.0 billion, respectively, with regard to the investment by Mitsubishi Tokyo Financial Group, Inc. in UFJ Bank. The increase in loans and investment securities at Bank of Tokyo-Mitsubishi, which increased their risk-weighted assets, also was a factor to the decrease in the consolidated total risk-based capital ratio at Bank of Tokyo-Mitsubishi.

With regard to our securities subsidiary Mitsubishi Securities, at September 30, 2004 its capital accounts, less certain illiquid assets of ¥415.2 billion, were 414.2% of total amounts equivalent to market, counterparty credit and operations risks.

Capital Ratios of Subsidiary Banks in the United States

The table below presents the risk-based capital ratios of UnionBanCal Corporation and Union Bank of California, which are both subsidiaries of Bank of Tokyo-Mitsubishi, at December 31, 2003 and June 30, 2004.

	December 31, 2003	June 30, 2004	Minimum capital ratios required
UnionBanCal Corporation:
Tier I capital
(to risk-weighted assets)	11.31%	10.46%	4.00%
Tier I capital
(to quarterly average assets)	9.03	8.36	4.00
Total capital
(to risk-weighted assets)	14.14	13.07	8.00

	December 31, 2003	June 30, 2004	Minimum capital ratios required	Ratios OCC* requires to be “well capitalized”
Union Bank of California:
Tier I capital
(to risk-weighted assets)	10.44%	10.58%	4.00%	6.00%
Tier I capital
(to quarterly average assets)	8.30	8.46	4.00	5.00
Total capital
(to risk-weighted assets)	11.88	11.95	8.00	10.00

*	OCC represents the Office of the Comptroller of the Currency of the United States.

Off-Balance-Sheet Arrangements

In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully draw upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See note 11 to our condensed consolidated financial statements for the contractual or notional amounts of such contracts.

In addition, some of our off-balance-sheet arrangements are related to the activities of VIEs. See note 12 to our condensed consolidated financial statements for further discussion of these VIEs.

Market Risk

Trading Activities

The value at risk, or VaR, for our total trading activities for the six months ended September 30, 2004 is presented in the table below. Quantitative market risks at September 30, 2004 were lower compared to those at March 31, 2004. Market risks related to interest rate, foreign exchange rates, equities and commodities had decreased. On a quarterly basis, the daily average VaR was ¥3.03 billion for the three months ended June 30, 2004, and ¥2.73 billion for the three months ended September 30, 2004. We conducted back-testing for the 250 past business days prior to September 30, 2004 and the absolute value of losses never exceeded VaR.

	VaR for Trading Activities (April 2004-September 2004)(1)
Risk category:	Daily average	High	Low	At the end of September 2004	At the end of March 2004 (reference)
	(¥ billions)
Interest rate	¥2.13	¥3.55	¥1.27	¥2.47	¥2.69
Of which, yen	1.38	3.35	0.66	1.46	1.92
Of which, U.S. dollar	1.06	2.24	0.46	1.24	1.53
Foreign exchange	1.69	2.73	0.32	0.32	0.73
Equities	0.95	3.11	0.68	0.69	0.86
Commodities	0.06	0.11	0.03	0.06	0.69
(Diversification effect)	(1.94)	—	—	(0.79)	(1.72)

Total	¥2.88	¥5.67	¥1.87	¥2.75	¥3.24

(1)	Measured by historical simulation model based on 10-day holding period, with a 99% confidence interval based on an observation period consisting of the preceding 701 business days. The highest and lowest VaRs were taken from different days. Simple summation of VaRs by risk category is not equal to total VaR due to the effect of diversification.

Non-Trading Activities

The VaR for our non-trading activities at September 30, 2004, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥172.96 billion, an ¥39.89 billion increase from March 31, 2004. Interest rate risks and equities-related risks increased ¥35.41 billion and ¥3.97 billion respectively.

Interest rate risks accounted for approximately 77% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk, whose VaR was ¥170.48 billion at September 30, 2004. The daily average interest rate VaR was ¥142.79 billion, with the highest recorded VaR being ¥182.93 billion, and the lowest being ¥115.10 billion. On a quarterly basis, the daily average VaR was ¥138.60 billion for the three months ended June 30, 2004, and ¥146.92 billion for the three months ended September 30, 2004. We analyze interest rate risks by major currencies. The Japanese yen interest rate risk ratio as of September 30, 2004 increased from 50% to 54%, while euro-related interest rate risk ratio decreased from 14% to 10%, each as compared to March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2003	March 31, 2004	September 30, 2004
	(in millions)
Assets:
Cash and due from banks	¥6,146,842	¥3,111,967	¥3,591,732
Interest-earning deposits in other banks	3,632,526	3,509,044	4,116,045
Call loans, funds sold, and receivables under resale agreements	2,548,561	3,114,943	2,246,091
Receivables under securities borrowing transactions	4,767,886	4,751,909	3,958,769
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥2,243,357 million at September 30, 2003, ¥2,252,489 million at March 31, 2004 and ¥3,427,723 million at September 30, 2004)	9,711,675	8,378,752	7,910,977
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥1,896,949 million at September 30, 2003, ¥2,352,234 at March 31, 2004 and ¥3,540,247 million at September 30, 2004)	22,597,527	27,630,316	31,633,734
Securities being held to maturity—carried at amortized cost	275,587	1,250,759	1,876,692
Preferred stock investment in UFJ Bank Limited	—	—	700,000
Other investment securities	186,149	200,557	282,321

Total investment securities	23,059,263	29,081,632	34,492,747

Loans, net of unearned income and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥658,616 million at September 30, 2003, ¥713,068 million at March 31, 2004 and ¥725,123 million at September 30, 2004)	47,969,643	48,525,856	51,784,748
Allowance for credit losses	(1,069,044)	(888,127)	(938,208)

Net loans	46,900,599	47,637,729	50,846,540

Premises and equipment—net	612,963	580,073	569,285
Accrued interest	155,991	149,066	142,374
Customers’ acceptance liability	20,555	30,149	23,705
Intangible assets	231,448	234,139	251,991
Goodwill	51,488	56,690	69,468
Deferred tax assets	1,327,941	1,007,276	1,051,544
Accounts receivable	1,081,028	523,143	2,077,517
Other assets	1,602,511	1,532,587	1,945,477

Total	¥101,851,277	¥103,699,099	¥113,294,262

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥4,923,055	¥5,082,701	¥4,812,258
Interest-bearing	53,311,678	52,452,342	53,869,927
Overseas offices, principally interest-bearing	11,621,863	12,489,209	13,382,116

Total deposits	69,856,596	70,024,252	72,064,301

Debentures	517,499	265,957	30,752
Call money, funds purchased, and payables under repurchase agreements	7,528,704	7,940,220	8,846,928
Payables under securities lending transactions	2,080,340	1,457,118	2,916,200
Due to trust account and other short-term borrowings	5,520,915	7,043,336	10,948,012
Trading account liabilities	3,466,253	2,510,966	2,068,544
Obligations to return securities received as collateral	1,746,315	2,329,600	2,640,781
Bank acceptances outstanding	20,555	30,149	23,705
Accrued interest	112,296	103,411	103,787
Long-term debt	5,407,370	5,659,877	5,477,822
Accounts payable	913,674	1,144,091	2,836,121
Other liabilities	1,454,784	1,345,151	1,510,968

Total liabilities	98,625,301	99,854,128	109,467,921

Commitments and contingent liabilities
Shareholders’ equity:
Capital stock:
Preferred stock:
Class 1—authorized, 81,400 shares; issued and outstanding, 81,400 shares at September 30, 2003, March 31, 2004 and September 30, 2004 with no stated value (aggregate liquidation preference of ¥244,200 million)	122,100	122,100	122,100
Class 2—convertible: authorized, 56,200 shares at September 30, 2003, 15,000 shares at March 31, 2004 and no shares at September 30, 2004; outstanding, 56,200 shares at September 30, 2003, 15,000 shares at March 31, 2004 and no shares at September 30, 2004 with no stated value (aggregate liquidation preference of ¥112,400 million at September 30, 2003, ¥30,000 million at March 31, 2004 and nil at September 30, 2004)	56,200	15,000	—
Class 3—authorized, 120,000 shares; no shares issued or outstanding	—	—	—
Class 4—convertible: authorized, 120,000 shares; no shares issued or outstanding	—	—	—
Common stock—authorized, 22,000,000 shares; issued, 6,357,861 shares at September 30, 2003, 6,476,100 shares at March 31, 2004 and 6,519,148 shares at September 30, 2004 with no stated value	1,028,508	1,069,708	1,084,708
Capital surplus	1,057,916	1,057,900	1,057,624
Retained earnings:
Appropriated for legal reserve	239,454	239,571	239,571
Unappropriated	668,553	958,416	1,047,485
Accumulated other changes in equity from nonowner sources, net of taxes	55,392	384,719	277,358

Total	3,228,123	3,847,414	3,828,846
Less treasury stock, at cost—2,432 common shares at September 30, 2003, 2,779 common shares at March 31, 2004 and 2,913 common shares at September 30, 2004	2,147	2,443	2,505

Shareholders’ equity—net	3,225,976	3,844,971	3,826,341

Total	¥101,851,277	¥103,699,099	¥113,294,262

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
	2003	2004
	(in millions, except per share data)
Interest income:
Loans, including fees	¥473,013	¥450,682
Deposits in other banks	25,533	25,311
Investment securities	205,460	176,931
Trading account assets	15,279	23,181
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	25,609	19,437

Total	744,894	695,542

Interest expense:
Deposits	91,012	94,088
Debentures	2,313	348
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	51,826	30,452
Due to trust account, other short-term borrowings, and trading account liabilities	22,628	34,983
Long-term debt	58,703	55,745

Total	226,482	215,616

Net interest income	518,412	479,926
Provision (credit) for credit losses	(129,602)	167,059

Net interest income after provision (credit) for credit losses	648,014	312,867

Non-interest income:
Fees and commissions	267,493	312,471
Foreign exchange gains (losses)—net	259,704	(164,247)
Trading account profits—net	17,783	12,323
Investment securities gains—net	148,916	196,686
Other non-interest income	19,382	70,128

Total	713,278	427,361

Non-interest expense:
Salaries and employee benefits	252,556	238,935
Occupancy expenses—net	59,529	60,424
Fees and commission expenses	43,827	42,079
Amortization of intangible assets	29,785	33,740
Insurance premiums, including deposit insurance	22,571	26,276
Minority interest in income of consolidated subsidiaries	14,227	15,752
Communications	13,112	14,195
Other non-interest expenses	146,373	107,016

Total	581,980	538,417

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	779,312	201,811
Income taxes	255,379	69,446

Income from continuing operations before cumulative effect of a change in accounting principle	523,933	132,365
Income from discontinued operations—net	5,276	—
Cumulative effect of a change in accounting principle, net of tax	—	(977)

Net income	¥529,209	¥131,388

Income allocable to preferred shareholders	¥4,168	¥3,479

Net income available to common shareholders	¥525,041	¥127,909

Amounts per share (in yen):
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	¥83,039.35	¥19,850.94
Basic earnings per common share—net income available to common shareholders	83,882.26	19,700.46
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	79,757.80	19,743.30
Diluted earnings per common share—net income available to common shareholders	80,567.44	19,593.10

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2003	2004
	(in millions)
Net income	¥529,209	¥131,388

Other changes in equity from nonowner sources:
Net unrealized holding gains on investment securities available for sale	173,148	13,548
Reclassification adjustment for gains included in net income	(92,271)	(126,810)

Total	80,877	(113,262)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	3,068	(2,979)
Reclassification adjustment for gains included in net income	(3,410)	(1,285)

Total	(342)	(4,264)

Minimum pension liability adjustments	74,492	6,412

Foreign currency translation adjustments	11,516	3,526
Reclassification adjustment for losses included in net income	247	227

Total	11,763	3,753

Total changes in equity from nonowner sources	¥695,999	¥24,027

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Six months ended September 30,
	2003	2004
	(in millions)
Preferred stock (Class 1):
Balance at beginning of period	¥122,100	¥122,100

Balance at end of period	¥122,100	¥122,100

Preferred stock (Class 2):
Balance at beginning of period	¥100,000	¥15,000
Conversion of Class 2 preferred stock to common stock	(43,800)	(15,000)

Balance at end of period	¥56,200	¥—

Common stock:
Balance at beginning of period	¥984,708	¥1,069,708
Issuance of new shares of common stock by conversion of Class 2 preferred stock	43,800	15,000

Balance at end of period	¥1,028,508	¥1,084,708

Capital surplus:
Balance at beginning of period	¥1,058,611	¥1,057,900
Losses on sale of shares of treasury stock, net of taxes	(695)	(276)

Balance at end of period	¥1,057,916	¥1,057,624

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥237,474	¥239,571
Transfer from unappropriated retained earnings	1,980	—

Balance at end of period	¥239,454	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥170,408	¥958,416
Net income	529,209	131,388

Total	699,617	1,089,804

Deduction:
Cash dividends:
Common stock	(24,916)	(38,840)
Preferred stock (Class 1)	(3,358)	(3,358)
Preferred stock (Class 2)	(810)	(121)
Transfer to retained earnings appropriated for legal reserve	(1,980)	—

Total	(31,064)	(42,319)

Balance at end of period	¥668,553	¥1,047,485

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥(111,398)	¥384,719
Net change during the period	166,790	(107,361)

Balance at end of period	¥55,392	¥277,358

Treasury stock:
Balance at beginning of period	¥(3,275)	¥(2,443)
Purchases of shares of treasury stock	(140)	(417)
Sales of shares of treasury stock	1,195	790
Net increase (decrease) resulting from changes in consolidated subsidiaries and affiliated companies	73	(435)

Balance at end of period	¥(2,147)	¥(2,505)

Total shareholders’ equity	¥3,225,976	¥3,826,341

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2003	2004
	(in millions)
Cash flows from operating activities:
Net income	¥529,209	¥131,388
Adjustments to reconcile net income to net cash used in operating activities:
Income from discontinued operations—net	(5,276)	—
Provision (credit) for credit losses	(129,602)	167,059
Investment securities gains—net	(148,916)	(196,686)
Foreign exchange losses (gains)—net	(314,237)	232,220
Provision for deferred income taxes	229,991	29,188
Increase in trading account assets, excluding foreign exchange contracts	(997,300)	(1,281,015)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	308,864	(154,160)
Decrease in accrued interest receivable and other receivables	14,055	6,383
Increase (decrease) in accrued interest payable and other payables	(14,418)	6,015
Other—net	79,805	14,523

Net cash used in operating activities	(447,825)	(1,045,085)

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale	24,803,591	34,629,128
Purchases of investment securities available for sale	(23,767,351)	(38,407,538)
Proceeds from maturities of investment securities being held to maturity	29,186	24,144
Purchases of investment securities being held to maturity	(39,927)	(650,847)
Proceeds from sales of other investment securities	7,474	1,936
Purchases of preferred stock investment in UFJ Bank Limited	—	(700,000)
Purchases of other investment securities	(58,364)	(100,720)
Net decrease (increase) in loans	118,653	(555,000)
Net decrease (increase) in interest-earning deposits in other banks	194,271	(464,129)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(3,658,834)	1,704,435
Other—net	(208,425)	(240,777)

Net cash used in investing activities	(2,579,726)	(4,759,368)

Cash flows from financing activities:
Net increase in deposits	3,061,922	1,565,305
Decrease in debentures	(118,561)	(235,205)
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	321,807	2,235,699
Net increase in other short-term borrowings	1,318,956	2,572,448
Net decrease in due to trust account	(65,077)	(12,808)
Proceeds from issuance of long-term debt	810,295	452,561
Repayment of long-term debt	(547,503)	(417,055)
Dividends paid	(29,000)	(42,265)
Other—net	76,560	96,017

Net cash provided by financing activities	4,829,399	6,214,697

Effect of exchange rate changes on cash and cash equivalents	56,413	69,521

Net increase in cash and cash equivalents	1,858,261	479,765
Cash and cash equivalents at beginning of period	4,288,581	3,111,967

Cash and cash equivalents at end of period	¥6,146,842	¥3,591,732

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥240,827	¥208,604
Income taxes, net of refunds	25,413	27,934
Non-cash investing activities:
Marketable equity securities transferred to employee retirement benefit trusts	87,586	—
Available-for-sale securities transferred to held-to-maturity category	78,343	—

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying semiannual condensed consolidated financial statements (unaudited) are stated in Japanese yen, the currency of the country in which Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MTFG and its subsidiaries (collectively, the “MTFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements (unaudited) should be read in conjunction with consolidated financial statements for the fiscal year ended March 31, 2004 included in MTFG’s Form F-4 (“Form F-4”). Certain information that would be included in annual financial statements but not required for semiannual reporting purpose under US GAAP has been omitted or condensed.

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Certain reclassifications and format changes have been made to the prior period financial statements to conform to the current period presentation.

Accounting Changes

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN No. 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003. MTFG has applied, as required, FIN No. 46 to all VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003, which has been amended by the FASB as described below.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R modifies FIN No. 46 in certain respects including the scope exception, the definition of VIEs, and other factors that would affect the determination of VIEs and primary beneficiaries that must consolidate VIEs. FIN No. 46R, as written, applies to VIEs created before February 1, 2003 no later than the end of the first reporting period that ends after March 15, 2004, and to all special purpose entities no later than the first reporting period that ends after December 15, 2003. Subsequent to the issuance of FIN No. 46R, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) stated the SEC staff’s position in a letter to the American Institute of Certified Public Accountants (“AICPA”) dated March 3, 2004, that the SEC staff does not object to the conclusion that FIN No. 46R should not be required to be applied at a date earlier than the original FIN No. 46 and that foreign private issuers would be required to apply FIN No. 46R at various dates depending on the entity’s year-end and the frequency of interim reporting. In accordance with the letter, the MTFG Group adopted FIN No. 46R on April 1, 2004, except for certain investment companies, for which the effective date of FIN No.46R is deferred. Under FIN No. 46R, any difference between the net amount added to the balance sheet and the amount of

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

any previously recognized interest in the VIE is to be recognized as a cumulative effect of a change in accounting principle. The cumulative effect of the change in accounting principle was to decrease net income by ¥977 million, and to increase the MTFG Group’s assets and liabilities by ¥1,470,217 million and ¥1,472,093 million, respectively. See Note 12 for further discussion of VIEs in which the MTFG Group holds variable interests.

Derivative Instruments and Hedging Activities—In April 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, (2) clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows, (3) amends the definition of underlyings, one of three characteristics of derivatives, to include the occurrence or non-occurrence of a specified event such as scheduled payments under a contract, and (4) amends certain other existing pronouncements, in particular, those related to the scope of instruments that are subject to the requirements of SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the MTFG Group’s financial position or results of operations.

Certain Financial Instruments with Characteristics of Both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which is the MTFG Group’s fiscal year ending March 31, 2005. On November 7, 2003, FASB Staff Position No. 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” delayed the effective date of certain provisions of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on the MTFG Group’s financial position and results of operations.

Disclosure about Pension and Other Postretirement Benefit—In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106” (“SFAS No. 132R”), which replaces existing FASB disclosure requirements for pensions. SFAS No. 132R requires disclosure of more details about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. SFAS No. 132R is generally effective for the fiscal years ending after December 15, 2003, and for interim periods beginning after December 15, 2003. See Note 7 for the required disclosures.

Impairment of Securities Investments—In November 2003, the FASB Emerging Issues Task Force (the “EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 requires certain additional quantitative and qualitative disclosures in addition to the disclosures

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

already required by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements are applied to financial statements for the fiscal years ending after December 15, 2003. See Note 4 of Form F-4 for the required disclosures. In March 2004, the EITF also reached a consensus on additional accounting guidance for other-than-temporary impairments, which requires an evaluation and recognition of other-than-temporary impairment by a three-step impairment test. The guidance should be applied for reporting periods beginning after June 15, 2004. On September 30, 2004, FASB Staff Position EITF Issue 03-1-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” delayed the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-1. The FASB will be issuing implementation guidance related to this topic. Once issued, the MTFG Group will evaluate the impact of adopting EITF 03-1.

Recently Issued Accounting Pronouncements

Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities—In January 2003, the EITF reached a consensus on Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), which was ratified by the FASB in February 2003. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer.

In June 2003, The Bank of Tokyo-Mitsubishi, Ltd. (“BTM”) submitted to the government an application to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in August 2003. In August 2004, BTM made another application for transfer to the government of the remaining substitutional portion and the application was approved in November 2004. Upon completion of the separation, the substitutional obligation and related plan assets will be transferred to a government agency, and BTM will be released from paying the substitutional portion of the benefits to its employees, but the timing of the completion of the transfer is not known yet. The impact on MTFG’s consolidated financial statements of the transfer accounted for in accordance with EITF 03-2 is not known and cannot be reasonably estimated until the completion of the transfer which is expected to occur.

Loans and Debt Securities Acquired in a Transfer—In December 2003, the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” which supersedes AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans” and addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least, in part, to credit quality. SOP 03-3 limits accretable yield to the excess of the investor’s estimate of undiscounted cash flows over the investor’s initial investment in the loan and prohibits the recognition of the

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life while any decreases in such cash flows should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The MTFG Group has not completed the study of what effect SOP 03-3 will have on its financial position and results of operations.

Share-Based Payment—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 preferred a fair-value-based method of accounting for share-based payment transactions with employees, but it permitted the option of continuing to apply the guidance of using intrinsic-value-based measurement method in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires a fair-value-based measurement method in accounting for share-based payment transactions with employees. As a result, the cost resulting from all share-based payment transactions shall be recognized in the financial statements. SFAS No. 123R is effective as of the beginning of the interim or annual reporting periods beginning after June 15, 2005. See Note14 for the pro forma information as if the fair value based method had been applied to all awards in accordance with SFAS No.123.

Exchanges of Nonmonetary Assets—In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The MTFG Group has not completed the study of what effect SFAS No. 153 will have on its financial position and results of operations.

2.    INVESTMENTS IN ACOM

In April 2004, MTFG acquired an additional 12.9% of the common shares of ACOM, CO., LTD. (“ACOM”), a consumer finance company in Japan, resulting in an aggregate ownership interest of 15.1% in ACOM. Prior to the acquisition, the MTFG Group held 2.2% of the common shares of ACOM and accounted for the investment as available-for-sale securities. As a result of the additional investment and a change in the MTFG Group’s relationship with ACOM, including an increase in the MTFG Group’s representation on ACOM’s board of directors, the MTFG Group obtained the ability to exercise significant influence over the operations of ACOM and applied the equity method to the investment for the six months ended September 30, 2004. The equity method was applied in a manner consistent with the accounting for a step-by-step acquisition of

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

a subsidiary in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Accordingly, the accompanying condensed consolidated financial statements in prior fiscal periods have been retroactively adjusted to reflect the adoption of the equity method.

The previously reported amounts and the adjusted amounts are as follows:

	September 30, 2003		March 31, 2004
	As previously reported	As adjusted	As previously reported	As adjusted
	(in millions)
Investment securities—Securities available for sale	¥22,613,343	¥22,597,527	¥27,654,310	¥27,630,316
Deferred tax assets	1,329,689	1,327,941	1,005,965	1,007,276
Other assets	1,582,449	1,602,511	1,511,885	1,532,587
Retained earnings—Unappropriated	665,828	668,553	955,291	958,416
Accumulated other changes in equity from nonowner sources, net of taxes	55,545	55,392	389,751	384,719

	Six months ended September 30, 2003
	As previously reported	As adjusted*
	(in millions, except per share data)
Interest income—Investment securities	¥205,589	¥205,460
Other non-interest income	19,737	19,382
Income taxes	251,794	255,379
Net income	528,856	529,209
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	83,825.00	83,039.35
Basic earnings per common share—net income	83,825.00	83,882.26
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	80,512.47	79,757.80
Diluted earnings per common share—net income	80,512.47	80,567.44

*	“As adjusted” amounts related to the condensed consolidated statement of income for the six months ended September 30, 2003 include the effect of adjustments for discontinued operations. See Note 3.

3.    DISCONTINUED OPERATIONS

During the second half of the fiscal year ended March 31, 2004, the MTFG Group completed the liquidation of its domestic mortgage securities subsidiary, The Diamond Mortgage Co., Ltd. The dissolution was due to the adverse business environment for the domestic mortgage securities business. In addition, during the second half of the fiscal year ended March 31, 2004, as a part of the MTFG Group’s efforts to streamline its securities business, Mitsubishi Securities Co., Ltd. (“Mitsubishi Securities”) sold certain domestic subsidiaries to third parties. BTM also sold its securities subsidiary in Europe to third parties.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” the MTFG Group has presented the results of discontinued operations as a separate line item in the condensed consolidated statements of income and the condensed consolidated statements of cash flows.

The following table shows the results of discontinued operations for the six months ended September 30, 2003:

Six months ended September 30, 2003
(in millions)
Total revenue	¥1,627

Income from discontinued operations	1,720
Gain on disposal	212
Income tax benefit	(3,344)

Income from discontinued operations—net	¥5,276

The following is a summary of the assets and liabilities of discontinued operations at September 30, 2003:

September 30, 2003
(in millions)
Cash	¥1,179
Trading account assets	2,221
Investment securities	2,592
Loans, net of allowance for credit losses	1,728
Other assets	9,018

Total assets	¥16,738

Other short-term borrowings	¥258
Other liabilities	1,162

Total liabilities	¥1,420

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

4.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2004 and September 30, 2004 were as follows:

	March 31, 2004				September 30, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥23,413,395	¥185,435	¥51,704	¥23,547,126	¥27,873,878	¥201,586	¥30,033	¥28,045,431
Marketable equity securities	2,410,421	1,674,409	1,640	4,083,190	2,222,768	1,371,622	6,087	3,588,303

Total securities available for sale	¥25,823,816	¥1,859,844	¥53,344	¥27,630,316	¥30,096,646	¥1,573,208	¥36,120	¥31,633,734

Debt securities being held to maturity, principally Japanese government bonds	¥1,250,759	¥8,505	¥1,363	¥1,257,901	¥1,876,692	¥14,309	¥246	¥1,890,755

In September 2000, BTM changed its intent to hold securities originally classified as held-to-maturity and transferred such securities to the available-for-sale category while The Mitsubishi Trust and Banking Corporation (“MTBC”) maintained its positive intent and ability to hold its held-to-maturity securities without any sales or transfers of such securities during the fiscal year ended March 31, 2001. As a result of the transfer, unrealized gains on securities available for sale were recorded as a separate component of shareholders’ equity and were not significant. The MTFG Group classified subsequent acquisitions of securities as either available for sale or trading until the fiscal year ended March 31, 2003. On April 1, 2003, the MTFG Group reassessed the appropriateness of the classification of the securities which had been classified as available for sale and reclassified ¥78,343 million of such securities as held-to-maturity. The transfer did not have a material impact on its financial position or results of operations.

In August 2004, four companies in the MTFG Group, MTFG, BTM, MTBC and Mitsubishi Securities, concluded a basic agreement with four companies in the UFJ Group, UFJ Holdings, Inc. (“UFJ Holdings”), UFJ Bank Limited (“UFJ Bank”), UFJ Trust Bank Limited (“UFJ Trust Bank”) and UFJ Tsubasa Securities Co., Ltd. (“UFJ Tsubasa Securities”), regarding the management integration of the holding companies, banks, trust banks and securities companies of the two groups, subject to the approval by the shareholders and the relevant authorities. In September 2004, UFJ Bank issued 3.5 billion of preferred shares to MTFG for ¥700 billion. These preferred shares were carried on the MTFG Group’s balance sheet as of September 30, 2004 at cost.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

5.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2004 and September 30, 2004 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by The Bank of Japan.

	March 31, 2004	September 30, 2004
	(in millions)
Domestic:
Manufacturing	¥6,000,095	¥6,756,681
Construction	1,010,439	990,448
Real estate	4,585,299	4,758,946
Services	4,344,833	4,228,255
Wholesale and retail	4,998,952	5,287,629
Banks and other financial institutions	3,834,178	4,290,570
Communication and information services	874,564	826,844
Other industries	6,169,456	6,576,550
Consumer (2)	7,951,205	8,240,120

Total domestic	39,769,021	41,956,043

Foreign:
Governments and official institutions	183,117	125,365
Banks and other financial institutions	1,043,904	966,680
Commercial and industrial	7,239,896	8,137,504
Other	318,543	626,073

Total foreign	8,785,460	9,855,622

Less unearned income and deferred loan fees—net	28,625	26,917

Total (1)	¥48,525,856	¥51,784,748

Notes:

(1)	The above table includes loans held for sale of ¥12,893 million at March 31, 2004 and ¥1,858 million at September 30, 2004, which are carried at the lower of cost or estimated fair value.
(2)	Domestic loans within the “consumer” category in the above table include loans to individuals who utilize loan proceeds to finance their proprietor activities and not for their personal financing needs. During the fiscal year ended March 31, 2004, the MTFG Group’s credit administration system was upgraded and the MTFG Group became able to present a precise breakdown of the balance of such consumer loans by the type of proprietor business, as presented below:

	Manufacturing	Construction	Real estate	Services	Wholesale and retail	Banks and other financial institutions	Communication and information services	Other industries	Total included in Consumer
					(in millions)
March 31, 2004	¥28,229	¥19,283	¥738,377	¥230,730	¥52,253	¥1,200	¥4,121	¥10,620	¥1,084,813
September 30, 2004	¥23,344	¥17,491	¥712,592	¥212,143	¥45,727	¥1,050	¥9,456	¥3,768	¥1,025,571

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTM and MTBC, and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2004 and September 30, 2004:

	March 31, 2004	September 30, 2004
	(in millions)
Nonaccrual loans	¥1,083,124	¥1,366,304
Restructured loans	632,363	413,926
Accruing loans contractually past due 90 days or more	15,596	11,509

Total	¥1,731,083	¥1,791,739

The MTFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2004 and September 30, 2004, the impaired loans were ¥1,588,896 million and ¥1,691,132 million, respectively, which do not include loans held for sale that were impaired of ¥12,637 million and ¥1,387 million, respectively.

Changes in the allowance for credit losses for the six months ended September 30, 2003 and 2004 were as follows:

	Six months ended September 30,
	2003	2004
	(in millions)
Balance at beginning of period	¥1,360,136	¥888,127

Provision (credit) for credit losses	(129,602)	167,059
Charge-offs	176,149	138,549
Less—Recoveries	18,774	17,368

Net charge-offs	157,375	121,181

Other *	(4,115)	4,203

Balance at end of period	¥1,069,044	¥938,208

*	Other principally includes foreign exchange translation and discontinued operations adjustments.

6.    ASSETS PLEDGED

At September 30, 2004, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, and long-term debt and for certain other purposes were as follows:

September 30, 2004
(in millions)
Trading securities	¥3,401,054
Investment securities	6,446,415
Loans	5,065,732
Other	45,810

Total	¥14,959,011

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

In addition, at September 30, 2004, Due from banks, Trading securities, Investment securities, Loans and certain other assets aggregating ¥6,603,755 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of the severance indemnities and pension plans of BTM, MTBC and certain other domestic subsidiaries for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003	2004
	(in millions)
Service cost—benefits earned during the period	¥12,477	¥10,710
Interest costs on projected benefit obligation	10,089	11,035
Expected return on plan assets	(10,792)	(15,587)
Amortization of unrecognized net obligation at transition	1,969	1,247
Amortization of unrecognized prior service cost	(16)	(524)
Amortization of net actuarial loss	17,482	10,783
Loss on settlements	5,861	2,039

Net periodic benefit cost	¥37,070	¥19,703

As previously disclosed in its consolidated financial statements for the fiscal year ended March 31, 2004, BTM, MTBC and certain other domestic subsidiaries expect to contribute approximately ¥34 billion to pension plans during the fiscal year ending March 31, 2005. For the six months ended September 30, 2004, ¥18 billion of contributions have been made. BTM, MTBC and certain other domestic subsidiaries currently anticipate contributing an additional ¥16 billion for the reminder of the fiscal year ending March 31, 2005 for a total of ¥34 billion.

The following table summarizes the components of net periodic costs of the employees’ retirement and other benefit plans of certain offices and subsidiaries in the United States of America for the six months ended September 30, 2003 and 2004:

	Six months ended September 30,
	2003	2004
	(in millions)
Service cost—benefits earned during the period	¥335	¥297
Interest costs on projected benefit obligation	433	396
Expected return on plan assets	(283)	(321)
Amortization of unrecognized net obligation at transition	9	(13)
Amortization of unrecognized prior service cost	(104)	(31)
Amortization of net actuarial loss	332	267

Net periodic benefit cost	¥722	¥595

8.    REGULATORY CAPITAL REQUIREMENTS

MTFG, BTM, MTBC, UnionBanCal Corporation (“UNBC”), a subsidiary of BTM, and certain other subsidiaries are subject to various banking and other regulatory requirements including

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

capital requirements promulgated by the regulatory authorities in countries in which they operate. Failure to meet such regulatory capital requirements could have a direct material impact on MTFG’s consolidated financial statements.

The table below presents MTFG’s consolidated risk-based capital, risk-adjusted assets and risk-based capital ratios at March 31, 2004 and September 30, 2004. The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as required by the Financial Services Agency of Japan (the “FSA”):

	March 31, 2004	September 30, 2004	Minimum capital ratios required
	(in millions, except percentages)
Capital components:
Tier I capital	¥3,859,428	¥4,025,922
Tier II capital	3,157,877	2,818,062
Total risk-based capital	6,992,757	5,949,678
Risk-weighted assets	53,996,772	54,457,126
Capital ratios:
Tier I capital	7.14%	7.39%	4.00%
Total risk-based capital	12.95	10.92	8.00

The table below presents the consolidated and stand-alone risk-based capital ratios of BTM and MTBC at March 31, 2004 and September 30, 2004. The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from the financial statements prepared in accordance with Japanese GAAP as required by the FSA:

	March 31, 2004	September 30, 2004	Minimum capital ratios required
Consolidated capital ratios:
BTM:
Tier I capital	6.52%	6.69%	4.00%
Total risk-based capital	11.97	10.56	8.00
MTBC:
Tier I capital	7.76	8.29	4.00
Total risk-based capital	15.03	11.71	8.00
Stand-alone capital ratios:
BTM:
Tier I capital	6.35	6.51	4.00
Total risk-based capital	12.18	10.65	8.00
MTBC:
Tier I capital	7.78	8.24	4.00
Total risk-based capital	15.16	11.71	8.00

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

The table below presents the risk-based capital ratios of UNBC and Union Bank of California, a subsidiary of UNBC, at December 31, 2003 and June 30, 2004:

	December 31, 2003	June 30, 2004	Minimum capital ratios required
UNBC:
Tier I capital (to risk-weighted assets)	11.31%	10.46%	4.00%
Tier I capital (to quarterly average assets)	9.03	8.36	4.00
Total capital (to risk-weighted assets)	14.14	13.07	8.00

	December 31, 2003	June 30, 2004	Minimum capital ratios required	Ratios OCC* requires to be “well capitalized”
Union Bank of California:
Tier I capital (to risk-weighted assets)	10.44%	10.58%	4.00%	6.00%
Tier I capital (to quarterly average assets)	8.30	8.46	4.00	5.00
Total capital (to risk-weighted assets)	11.88	11.95	8.00	10.00

*	OCC represents the Office of the Comptroller of the Currency of the United States.

9.    EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 6,259 thousand shares and 6,516 thousand shares, respectively, for the six months ended September 30, 2003, and 6,493 thousand shares and 6,504 thousand shares, respectively, for the six months ended September 30, 2004.

For the six months ended September 2003 and 2004, Class 2 Preferred Stock, convertible securities and stock options issued by the subsidiaries were included to compute diluted EPS. The convertible securities are 1 1/4% Convertible Bonds due 2013 and  1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities for the six months ended September 30, 2003 and  1/4% Convertible Bonds due 2014 issued by Mitsubishi Securities for the six months ended September 30, 2004. The stock options are based on the stock-based compensation plans of Mitsubishi Securities and UNBC.

10.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The MTFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MTFG Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers. The related derivatives are measured at fair value with gains and losses recognized currently in earnings. The MTFG Group also accounts for derivatives held for risk management purpose as trading positions and measures them at fair value with gains/losses recognized currently in earnings unless such derivatives qualify for hedge accounting.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. A cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future loan interest payments as well as future interest income from variable rate loans, utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including trust preferred securities and medium-term notes) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2003 or 2004.

11.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

The MTFG Group provides customers with a variety of guarantees and similar arrangements as described in its Form F-4. The table below presents the contractual or notional amounts of such guarantees at March 31, 2004 and September 30, 2004:

	March 31, 2004	September 30, 2004
	(in billions)
Standby letters of credit and financial guarantees	¥2,747	¥3,480
Performance guarantees	1,213	1,338
Liquidity facilities	603	16
Derivative instruments	21,205	14,828
Guarantees for the repayment of trust principal	2,080	1,920
Liabilities of trust accounts	3,886	4,169
Others	309	486

Total	¥32,043	¥26,237

In addition to obligations under guarantees and similar arrangements set forth above, the MTFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and for other purposes as described in its Form F-4. The table below presents the contractual amounts with regard to such instruments at March 31, 2004 and September 30, 2004:

	March 31, 2004	September 30, 2004
	(in billions)
Commitments to extend credit	¥25,610	¥25,512
Commercial letters of credit	377	383
Resale and repurchase agreements	165	166
Commitments to make investments	58	39

The MTFG Group is involved in various litigation matters. Management, based upon their current knowledge and consultation with counsel, record appropriate litigation reserves. Management believes that the amount of the MTFG Group’s liabilities when ultimately determined will not have a material adverse effect on its financial position or results of operations.

12.    VARIABLE INTEREST ENTITIES

A variable interest entity (“VIE”) is defined as an entity with one or more of the following characteristics; (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) the equity investors lack significant decision making ability or do not absorb the expected losses or receive

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

the expected residual returns or (3) the equity interests have voting right that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An enterprise is required to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected returns, or both. An enterprise that consolidates a VIE is referred to as the primary beneficiary.

In the normal course of its business, the MTFG Group is a party to various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds and special purpose entities created for structured financing.

The MTFG Group adopted FIN No. 46R at April 1, 2004, except for certain investment companies, for which the effective date of FIN No. 46R is deferred. As a result, the MTFG Group has consolidated all VIEs in which it is deemed to be the primary beneficiary including those created before February 1, 2003. The adoption of FIN No. 46R resulted in a cumulative-effect adjustment reducing net income by ¥977 million and an increase in total assets of ¥1,470,217 million. See Note 1 “Accounting Changes” for more information.

The following table presents, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs:

	September 30, 2004
	Consolidated VIEs	Non-consolidated VIEs
	Assets	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥3,281,533	¥336,725	¥48,276
Securitization conduits of client properties	36,303	1,559,419	436,251
Investment funds	713,389	22,984,123	661,888
Special purpose entities created for structured financing	36,479	14,028,239	824,085
Repackaged instruments	166,301	11,319,881	598,602
Others	97,859	5,019,166	796,654

Total	¥4,331,864	¥55,247,553	¥3,365,756

The following table presents the carrying amount of consolidated assets that correspond to VIE obligations.

September 30, 2004
(in millions)
Cash	¥78,100
Trading account assets	437,299
Investment securities	456,242
Loans	3,072,731
Others	287,492

Total	¥4,331,864

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

A portion of the assets presented in the table above were derived from transactions between consolidated VIEs and the MTFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥70,706 million of cash and ¥103 million of other assets.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MTFG Group, except where the MTFG Group provides credit support as in the case of certain asset backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MTFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. Assets purchased by these conduits are generally funded by issuing commercial paper and/or by borrowings from the MTFG Group or third parties. While customers basically continue to service the transferred trade receivables, the MTFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

In accordance with the consolidation requirements of FIN No. 46, the MTFG Group consolidated certain of these multi-seller finance entities for the fiscal year ended March 31, 2004. The MTFG Group has subsequently consolidated other multi-seller finance entities, where the MTFG Group is deemed to be the primary beneficiary, including those created before February 1, 2003.

As a result of the consolidation of these entities, the MTFG Group’s total assets, loans and commercial paper issued increased by ¥1,503,581 million, ¥2,423,463 million and ¥1,424,517 million, respectively, while the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support were decreased by ¥1,444,333 million primarily as a result of elimination of the transactions within the MTFG Group.

Securitization Conduits of Client Properties

The MTFG Group administers several conduits that purchase client assets, primarily real estate, from third-party customers. Assets purchased by these conduits are generally funded by investments under partnership agreements from customers or by borrowings from the MTFG Group or third parties. Regarding the entities in which the MTFG Group has variable interests but is not the primary beneficiary, customers basically invest in the equity of the conduits and continue to use the transferred real estate by lease-back agreements.

Investment Funds

The MTFG Group holds investments in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

Special Purpose Entities Created for Structured Financing

The MTFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MTFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are arranged to be the most significant among all returns. Accordingly, the MTFG Group determined that the MTFG Group is not the primary beneficially of most of these entities. However, in transactions with entities whose investment at risk is exceptionally thin and the MTFG Group’s share of financing is dominant, the MTFG Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The MTFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MTFG Group provides repackaged instruments with features that meet the customer’s needs and preferences through special purpose entities. The MTFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MTFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MTFG Group underwrites and markets to its customers the new instruments issued by the special purpose entities.

The MTFG Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

UNBC deconsolidated UNBC Finance Trust I upon adoption of FIN No. 46 in UNBC’s fiscal year ended December 31, 2003. Since then, as discussed in the Form F-4, management was evaluating whether the MTFG Group should deconsolidate similar financing vehicles after FIN No. 46R became effective. As a result, the MTFG Group deconsolidated its three financing vehicles, BTM (Curacao) Holdings N.V., BTM Finance (Curacao) N.V. and MTBC Finance (Aruba) A.E.C., in accordance with FIN No. 46R. Since the three finance vehicles are conduits, deconsolidation did not have a material impact on the MTFG Group’s results of operations or financial condition.

Trust Arrangements

The MTFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MTFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislations, the MTFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MTFG Group manages

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the MTFG Group. Accordingly, the MTFG Group determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Type of VIEs

The MTFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MTFG Group as an intermediary, and welfare associations for employees.

The MTFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MTFG Group is not the primary beneficiary of these borrowers because of its limited exposure as a lender to such borrowers and did not consolidate any of such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, merchandise trading, distribution, construction and real estate development, independently from the MTFG Group.

13.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the MTFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with Japanese GAAP in accordance with internal management accounting rules and practices. Accordingly, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the segments’ total operating profits with income from continuing operations before income taxes under US GAAP. Management does not use information on segments’ total assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, business segment information on total assets is not available. Management measures the performance of MTFG Group’s business segments primarily by “operating profit” which is a defined term in the regulatory reporting requirements of the FSA.

Effective April 1, 2004, the MTFG Group implemented a new integrated business group system, which integrates the operations of BTM and MTBC into the following three areas—Retail, Corporate and Trust Assets resulting in a new basis of segmentation. Although this new measurement basis did not change the legal entities of MTFG, BTM and MTBC, it is intended to create more synergies by making collaboration between the MTFG Group’s subsidiary banks more effective and efficient. Under this integrated business group system, the holding company formulates strategy for the group on an integrated basis, which is then executed by its subsidiary banks. Through this system, MTFG aims to reduce overlapping of functions within the Group, thereby increasing efficiency and realizing the benefits of its group resources and scale of operations. Moreover, through a greater integration of MTFG’s shared expertise in the banking, trust and securities businesses, it aims to deliver a more diverse but integrated lineup of products and services to customers.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

In order to reflect the MTFG Group’s new integrated business group system, the MTFG Group has changed the classification of its business segments. Regarding operations that are not covered by the integrated business group system, the MTFG Group has classified its business segments into Treasury, UNBC and Other.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking, securities and wealth management businesses. This group integrates the retail business of BTM and MTBC and also retail product development, promotion and marketing in a single management structure. At the same time, it has developed and implemented MTFG Plaza, a new, one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. This group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its customers.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts. The launch of this group marked a further step in the integration of the trust banking expertise of MTBC and the international strengths of BTM. This group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes, and payment of benefits to scheme members.

Treasury—Treasury consists of the treasury unit at BTM, which conducts asset liability management and liquidity management for BTM, and the global markets business group at MTBC which provides various financial operations including banking, money markets and capital markets operations and securities investments.

UNBC—UNBC consists of BTM’s subsidiaries in California, UnionBanCal Corporation and Union Bank of California, N.A. As of December 31, 2004, BTM owned 61.8% of UnionBanCal Corporation, a publicly traded company listed on New York Stock Exchange. UnionBanCal is a U.S. commercial bank holding company. Union Bank of California, N.A., UnionBanCal’s bank subsidiary, is one of the largest commercial banks in California based on total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Other—Other mainly consists of the corporate center of BTM and MTBC. The elimination of duplicate amounts of net revenue among business segments is also reflected in Other.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

The presentation for the six months ended September 30, 2003 has been reclassified to conform to the new basis of segmentation for the six months ended September 30, 2004.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group			Integrated Trust Assets Business Group	Treasury	UNBC	Other	Total
		Domestic	Overseas	Total
	(in billions)
Six months ended September 30, 2003:
Net revenue:	¥194.3	¥306.3	¥78.6	¥384.9	¥23.3	¥200.1	¥139.8	¥5.2	¥947.6
BTM and MTBC	134.9	238.0	58.8	296.8	16.6	196.5	—	(5.6)	639.2
Net interest income	101.8	142.8	35.2	178.0	0.5	107.6	—	28.4	416.3
Net fees	27.3	62.0	16.7	78.7	16.1	2.9	—	2.8	127.8
Other	5.8	33.2	6.9	40.1	—	86.0	—	(36.8)	95.1
Subsidiaries other than BTM and MTBC	59.4	68.3	19.8	88.1	6.7	3.6	139.8	10.8	308.4
Operating expenses	155.4	131.5	58.3	189.8	23.5	20.7	83.1	47.4	519.9

Operating profit (loss)	¥38.9	¥174.8	¥20.3	¥195.1	¥(0.2)	¥179.4	¥56.7	¥(42.2)	¥427.7

Six months ended September 30, 2004:
Net revenue:	¥216.4	¥316.0	¥74.3	¥390.3	¥25.5	¥149.3	¥145.7	¥5.0	¥932.2
BTM and MTBC	148.7	256.4	56.9	313.3	17.5	146.4	—	(5.2)	620.7
Net interest income	103.2	142.0	30.1	172.1	—	123.4	—	(0.6)	398.1
Net fees	35.5	72.6	20.0	92.6	17.5	11.3	—	0.6	157.5
Other	10.0	41.8	6.8	48.6	—	11.7	—	(5.2)	65.1
Subsidiaries other than BTM and MTBC	67.7	59.6	17.4	77.0	8.0	2.9	145.7	10.2	311.5
Operating expenses	155.2	130.9	56.7	187.6	23.0	20.4	81.3	50.0	517.5

Operating profit (loss)	¥61.2	¥185.1	¥17.6	¥202.7	¥2.5	¥128.9	¥64.4	¥(45.0)	¥414.7

Reconciliation

As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

A reconciliation of the operating profit under the internal management reporting systems for the six months ended September 30, 2003 and 2004 presented above to income from continuing operations before income taxes shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2003	2004
	(in billions)
Operating profit	¥428	¥415

Trust fees adjusted for credit losses of trust assets	(8)	(2)
(Provision) credit for credit losses	130	(167)
Trading account losses—net	(83)	(36)
Equity investment securities gains—net	140	77
Debt investment securities gains—net	9	87
Foreign exchange gains (losses)—net	234	(200)
Minority interest in income of consolidated subsidiaries	(14)	(16)
Other—net	(57)	44

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	¥779	¥202

14.    STOCK-BASED COMPENSATION

As discussed in the Form F-4, two subsidiaries of MTFG have several stock-based compensation plans. As permitted by the provisions of SFAS No. 123, they account for those stock-based compensation plans by the intrinsic value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees” and related Interpretations; and, no compensation expense has been recognized for stock option grants.

Had the stock-based compensation plans been accounted for under the fair value based method of SFAS No. 123, the MTFG Group’s compensation expense, net income, and net income per share would have been the pro forma amounts indicated in the following table:

	Six months ended September 30,
	2003	2004
	(in millions)
Reported net income	¥529,209	¥131,388
Stock-based employee compensation expense (determined under the fair value based method for all awards, net of tax)	(963)	(894)

Pro forma net income, after stock-based employee compensation expense	¥528,246	¥130,494

	(in yen)
Basic earnings per common share—net income available to common shareholders:
Reported	¥83,882.26	¥19,700.46
Pro forma	83,728.41	19,562.77
Diluted earnings per common share—net income available to common shareholders:
Reported	80,567.44	19,593.10
Pro forma	80,419.66	19,455.65

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

Compensation expense recognized for stock-based compensation other than stock options for the six months ended September 30, 2003 and 2004 was not significant.

15.    EVENTS SINCE SEPTEMBER 30, 2004

Approval of Dividends

On November 24, 2004, the Board of Directors approved payment of cash dividends to the shareholders of record on September 30, 2004 of ¥41,250 per share of Class 1 Preferred stock, totaling ¥3,358 million.

Management Integration of the MTFG Group and the UFJ Group

On February 18, 2005, MTFG, UFJ Holdings, BTM, UFJ Bank, MTBC, UFJ Trust Bank, Mitsubishi Securities and UFJ Tsubasa Securities entered into an integration agreement, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms. The merger ratios with respect to the common stock set forth in the integration agreement are as follows:

•	Holding companies: 0.62 shares of MTFG common stock for each share of UFJ Holdings common stock;

•	Banks: 0.62 shares of BTM common stock for each share of UFJ Bank common stock;

•	Trust banks: 0.62 shares of MTBC common stock for each share of UFJ Trust Bank common stock; and

•	Securities companies: 0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock.

Redemption of Class 1 Preferred Stock

On October 1, 2004, MTFG redeemed 40,700 shares of the 81,400 issued shares of its Class 1 Preferred stock on a pro-rata basis at ¥3 million per share, pursuant to the terms and conditions for Class 1 Preferred stock set forth in the articles of incorporation. Further, on February 18, 2005, MTFG announced its intention to redeem all of the remaining outstanding shares of the Class 1 Preferred stock, comprising 40,700 shares, at ¥3 million per share on April 1, 2005, according to the provisions of the articles of incorporation.

Issuance of Class 3 Preferred Stock

On February 17, 2005, MTFG issued 100,000 shares of Class 3 Preferred stock at ¥2.5 million per share, the aggregate amount of the issue price being ¥250 billion. The preferred stock was issued by means of a third party allocation to Meiji Yasuda Life Insurance Company, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Nippon Life Insurance Company. The preferred stock does not have voting rights at any general meetings of shareholders, unless otherwise provided by applicable laws and regulations. Preferred dividends are set to be ¥60,000 per share annually, except that the preferred dividends on the Class 3 Preferred stock for the fiscal year ending March 31, 2005 will be ¥7,069 per share.

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (continued) (Unaudited)

Decision to Make Mitsubishi Securities a Directly-Held Subsidiary

On February 18, 2005, MTFG announced that it would make Mitsubishi Securities a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock held by BTM and MTBC. As a result of the transaction, which is scheduled to be completed on July 1, 2005 subject to the approval of the relevant regulators, MTFG would directly hold Mitsubishi Securities common stock representing 56.9% of the voting rights.

Basic Agreement Regarding the Combination of Operations and Reorganization to Strengthen the Consumer Finance Business

On October 29, 2004, MTFG, BTM, and MTFG’s subsidiaries DC Card Co., Ltd. (“DC Card”) and Tokyo-Mitsubishi Cash One Ltd. (“Cash One”) reached a basic agreement with ACOM to integrate and reorganize the business operations of the MTFG Group’s consumer finance business. Cash One will integrate its business operations with DC Card’s processing centers, call centers and guarantee divisions during the first half of the fiscal year ending March 31, 2006. On January 31, 2005, ACOM acquired shares in DC Card and Cash One. After the acquisition of the shares, ACOM owns approximately 55% and the MTFG Group owns approximately 45% of Cash One, which has changed its name to DC Cash One Ltd.

Change of Shareholdings in Diamond Computer Service

On December 22, 2004, Diamond Computer Service, Co., Ltd. (“DCS”), a former equity method investee, became a wholly-owned subsidiary of MTFG through a share exchange. 26,205 shares of MTFG’s common stock were issued in exchange for all of the outstanding shares of DCS’s common stock based on the exchange ratio of 0.00135 shares of MTFG’s common stock for each share of DCS’s common stock. The reason for the share exchange was to reorganize and optimize the organizational structure of the MTFG Group’s solution businesses and clarify DCS’s central role as head of the MTFG Group’s IT solution businesses. Following the completion of the exchange offer, in accordance with a business alliance between DCS and Mitsubishi Research Institute, Inc. (“MRI”), a research and consulting company headquartered in Tokyo, Japan, MTFG sold 25% of its shares of DCS to MRI. The alliance with MRI aims to strengthen the solution creation and consulting capabilities of DCS.

Planned Merger of Mitsubishi Asset Management and UFJ Partners Asset Management

On December 24, 2004, MTFG, UFJ Holdings, Mitsubishi Asset Management Co., Ltd. (“Mitsubishi Asset Management”) and UFJ Partners Asset Management Co., Ltd (“UFJ Partners Asset Management”) entered into a Memorandum of Understanding concerning the merger of Mitsubishi Asset Management and UFJ Partners Asset Management. Mitsubishi Asset Management was created on October 1, 2004 by the merger of Tokyo-Mitsubishi Asset Management Ltd. and Mitsubishi Trust Asset Management Co., Ltd, and the MTFG Group owns 92.8% of Mitsubishi Asset Management. The merger of Mitsubishi Asset Management and UFJ Partners Asset Management is scheduled to be completed between October 1, 2005 and April 1, 2006.

Business Revitalization Plan of Mitsubishi Motors

On January 28, 2005, Mitsubishi Motors Corporation (“MMC”), announced a new business plan through the fiscal year ending March 31, 2008. The new revitalization plan includes

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (concluded) (Unaudited)

measures for stabilizing MMC’s operations and improving its financial position over the medium- and long-terms. In connection with the revitalization plan, and at the request of MMC, BTM, Mitsubishi Heavy Industries, Ltd. and Mitsubishi Corporation decided to participate in a capital enhancement of ¥274 billion by purchasing newly issued common and preferred stock of MMC during the fiscal year ending March 31, 2005. As a result, BTM plans to subscribe to common and preferred stock of MMC for an aggregate amount of ¥154 billion, of which ¥54 billion will consist of a debt-for-equity swap during the fiscal year ending March 31, 2005. In addition, on February 24, 2005, MMC announced that MTBC will purchase, in a debt-for-equity swap, newly issued preferred stock of MMC for ¥10.2 billion on March 22, 2005.

Suspension of Consolidated Corporate-Tax System

In February 2005, MTFG’s application to suspend the consolidated corporate-tax system, which has been adopted since the fiscal year ended March 31, 2003, was approved by the Japanese tax authorities. The MTFG Group intends to file, for the fiscal year ending March 31, 2005, its tax returns under the consolidated corporate-tax system, which allows companies to base tax payments on the combined profits or losses of a parent company and its wholly-owned domestic subsidiaries. Due to the suspension of the consolidated corporate-tax system, deferred income taxes will be calculated separately based on temporary differences and future taxable income at each company as of March 31, 2005 for the fiscal year ending March 31, 2005. The MTFG Group currently does not believe that the change in its tax status will have a material impact on its financial position and results of operations.

*  *  *  *  *

Mitsubishi Tokyo Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2003			2004
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥3,298,227	¥25,533	1.54%	¥3,066,169	¥25,311	1.65%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	5,102,018	25,609	1.00	5,977,304	19,437	0.65
Trading account assets	6,014,775	15,279	0.51	5,658,449	23,181	0.82
Investment securities	27,123,381	205,460	1.51	31,763,337	176,931	1.11
Loans	48,500,877	473,013	1.95	50,394,822	450,682	1.78

Total interest-earning assets	90,039,278	744,894	1.65	96,860,081	695,542	1.43

Non-interest-earning assets:
Cash and due from banks	3,474,309			4,265,280
Other non-interest-earning assets	8,325,964			8,373,783
Allowance for credit losses	(1,339,762)			(888,504)

Total non-interest-earning assets	10,460,511			11,750,559

Total assets from discontinued operations	28,505			—

Total average assets	¥100,528,294			¥108,610,640

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Deposits	¥61,684,610	91,012	0.29	¥62,797,011	94,088	0.30
Debentures	581,686	2,313	0.79	119,905	348	0.58
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	10,919,764	51,826	0.95	10,842,264	30,452	0.56
Due to trust account, other short-term borrowings, and trading account liabilities	5,430,353	22,628	0.83	10,752,593	34,983	0.65
Long-term debt	5,237,779	58,703	2.24	5,060,306	55,745	2.20

Total interest-bearing liabilities	83,854,192	226,482	0.54	89,572,079	215,616	0.48

Non-interest-bearing liabilities	13,996,316			15,166,209

Total liabilities from discontinued operations	12,607			—

Shareholders’ equity	2,665,179			3,872,352

Total average liabilities and shareholders’ equity	¥100,528,294			¥108,610,640

Net interest income and average interest rate spread		¥518,412	1.11%		¥479,926	0.95%

Net interest income as a percentage of total average interest-earning assets			1.15%			0.99%

MTFG Stock Exchange Listings	Mitsubishi Tokyo Financial Group, Inc.
Tokyo	4-1, Marunouchi 2–chome,
Osaka	Chiyoda-ku, Tokyo 100-6326, Japan
New York (NYSE Ticker: MTF)	Tel: 81-3-3240-8111
London	www.mtfg.co.jp/english/

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome,
Chiyoda–ku, Tokyo 100-8388, Japan
Tel: 81-3-3240-1111
www.btm.co.jp/english/

The Mitsubishi Trust and Bank Corporation
4-5, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-8212, Japan
Tel: 81-3-3212-1211
www.mitsubishi-trust.co.jp/english/engl00.html

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC on March 4, 2005 in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing.

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326 Japan Tel: 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan Tel: 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Printed in Japan (March 2005)